UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SoundBite Communications, Inc.

(Name of Subject Company)

SoundBite Communications, Inc.

(Name of Person Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James A. Milton

President and Chief Executive Officer

SOUNDBITE COMMUNICATIONS, INC.

22 Crosby Drive

Bedford, Massachusetts 01730

(781) 897-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Mark L. Johnson, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

(617) 261-3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

    (a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is SoundBite Communications, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 22 Crosby Drive, Bedford, Massachusetts, and the telephone number of the principal executive offices of the Company is (781) 897-2500.

    (b) Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the “Shares”). As of June 1, 2013, there were 75,000,000 Shares authorized, of which 16,552,544 were outstanding.

Item 2. Identity and Background of Filing Person.

    (a) Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

    (b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Sonar Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Parent”), to purchase all outstanding Shares of the Company for $5.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less taxes required to be withheld upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2013 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 20, 2013 (the “Merger Agreement”) among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, following the consummation of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger,” and together with the Offer, the “Transaction”), with the Company continuing as the surviving corporation and a direct, wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (excluding Shares held by (i) the Company, directly or indirectly (including Shares held in treasury), Parent, Purchaser or any other subsidiary of Parent or (ii) stockholders of the Company who properly exercised their appraisal rights under the DGCL) will be converted into the right to receive the price per Share paid in the Offer, in cash, without interest (the “Merger Consideration”). The Merger is subject to the satisfaction or waiver of certain conditions.

The Company granted Purchaser an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from the Company at a price per Share equal to the Offer Price the number of additional Shares (the “Top-Up Option Shares”) sufficient to cause Purchaser to own one Share more than 90% of the sum of (i) the total number of Shares outstanding immediately after the issuance of the Top-Up Option Shares plus (ii) the total number of Shares that are issuable within ten business days after the issuance of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding convertible securities of the Company. The obligation of the Company to issue the Top-Up Option Shares is subject to the conditions that (i) no provision of any applicable law prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (ii) upon exercise of the Top-Up Option, the number of Shares owned, directly or indirectly, by Parent or Purchaser constitutes one Share more than 90% of the aggregate number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares, (iii) the number of Top-Up Option Shares issued pursuant to the Top-Up Option will in no event exceed the number of authorized and unissued Shares not otherwise reserved for issuance for outstanding Options, RSUs or other obligations of the Company, (iv) Purchaser shall have accepted for payment and paid for all Shares validly tendered in the Offer and not validly withdrawn pursuant to the terms of the Merger Agreement and (v) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would not require approval by the Company’s stockholders under applicable law, excluding any rules or regulations of The NASDAQ Stock Market that may require stockholder approval. If Parent, together with its direct and indirect subsidiaries, own at least at least 90% of the outstanding Shares, including as a result of the exercise of the Top-Up Option, Purchaser will complete the Merger through the “short-form” procedures available under the DGCL.

The Schedule TO states that the principal executive offices of Purchaser and Parent are located at 2001 Junipero Serra Boulevard, Daly City, California and the telephone number is (650) 466-5000.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as described herein, in the Schedule TO or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated herein by reference (the “Information Statement”), as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer.

    (a) Arrangements with Executive Officers and Directors of the Company.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement under the headings “Related-Party Transactions;” “Director Compensation;” “Summary Compensation Table;” “Grants of Plan-Based Awards;” “Outstanding Equity Awards at Fiscal Year-End;” and “Executive Compensation.”

Treatment of Outstanding Shares

If the Company’s directors and executive officers were to tender any Shares they beneficially own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 1, 2013, the Company’s directors and executive officers beneficially owned 6,874,223 Shares in the aggregate, excluding Shares issuable upon the exercise of Options (as defined below) or the vesting of RSUs (as defined below). If the directors and executive officers were to tender all of such Shares for purchase pursuant to the Offer and such Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $34,371,115 in cash for all such Shares held by such directors and executive officers (less certain applicable taxes).

The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement under the heading “Stock Ownership.”

The table below reflects the number of Shares beneficially owned by the Company’s directors and executive officers as of June 1, 2013, excluding Shares issuable upon the exercise of Options or the vesting of RSUs, and the aggregate cash consideration they will receive for such Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings), if the directors and executive officers were to tender all of such Shares for purchase pursuant to the Offer and such Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares Owned (#)	Value of Shares Owned ($)
Executive Officers
Timothy R. Segall	203,866	1,019,330
James A. Milton	166,040	830,200
Robert C. Leahy	13,985	69,925
Mark D. Friedman	12,774	63,870

Directors
William J. Geary	4,736,509	23,682,545
Justin J. Perreault	1,688,916	8,444,580
Vernon F. Lobo	39,303	196,515
Eileen M. Rudden	12,830	64,150
Rodger Weismann	—	—
Jill D. Smith	—	—

Shares reflected as beneficially owned by Mr. Geary consist of 3,210,820 Shares held by North Bridge Venture Partners IV-A, L.P., and 1,525,689 Shares held by North Bridge Venture Partners IV-B, L.P. North Bridge Venture Management IV, L.P. as the General Partner of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. has voting and investment control of the 4,736,509 Shares held in the aggregate by North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. NBVM GP, LLC, the General Partner of North Bridge Venture Management IV, L.P., and its individual managers, Edward T. Anderson and Richard A. D’Amore, share voting and dispositive power with respect to such 4,736,509 Shares. Mr. Geary, as a General Partner of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P., may be deemed to share voting and dispositive power with respect to such 4,736,509 Shares, but disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

Shares reflected as beneficially owned by Mr. Perreault consist of 1,615,111 Shares held by Commonwealth Capital Ventures III, L.P. and 73,805 Shares held by CCV III Associates L.P. Mr. Perreault is a General Partner of Commonwealth Venture Partners III, L.P. Commonwealth Venture Partners III L.P. is the sole General Partner of Commonwealth Capital Ventures III L.P. and CCV III Associates, L.P. Mr. Perreault, Michael Fitzgerald, Jeffrey M. Hurst and R. Stephen McCormack, Jr. are the individual General Partners of Commonwealth Venture Partners III L.P. Mr. Perreault disclaims beneficial ownership of all of the shares held by Commonwealth Capital Ventures except to the extent of his pecuniary interest therein.

Treatment of Stock Options

The Merger Agreement provides that, immediately prior to the Merger Effective Time, each outstanding option to acquire Shares (the “Options”), whether or not vested and exercisable, will be automatically converted into the right to receive from Parent or Surviving Corporation an amount in cash (subject to applicable withholding taxes) equal to the excess, if any, of the Offer Price over the per Share exercise price of such Option multiplied by the aggregate number of Shares that were issuable upon exercise or settlement of such Option immediately prior to the Merger Effective Time. If the exercise price per Share of an Option equals or exceeds the Offer Price, such Options will be canceled and no amount will be payable for such Option.

The table below reflects the number of vested and unvested Options with exercise prices below the Offer Price (the “In-the-Money Options”) that are held by the Company’s directors and executive officers as of June 1, 2013, and reflects the aggregate cash consideration payable to the Company’s directors and executive officers with respect to their Options, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the In-the-Money Options held on June 1, 2013, the directors and executive officers would be entitled to receive an aggregate of $5,410,370 in cash for all In-the-Money Options held by such directors and executive officers (less certain applicable taxes).

Name	Number of Shares Underlying Vested In-the- Money Options (#)	Vested Options Spread Value ($)	Number of Shares Underlying Unvested In- the-Money Options (#)	Unvested Options Spread Value ($)	Total Options Spread Value ($)
Executive Officers
James A. Milton	758,321	2,424,163	46,929	91,627	2,515,790
Robert C. Leahy	319,142	959,047	71,961	160,906	1,119,953
Timothy R. Segall	190,143	492,213	60,367	138,289	630,502
Mark D. Friedman	179,376	443,758	60,374	138,302	582,060

Directors
Eileen M. Rudden	81,500	192,895	—	—	192,895
Vernon F. Lobo	58,000	142,680	—	—	142,680
Rodger Weismann	29,000	75,400	—	—	75,400
Jill D. Smith	24,166	62,107	4,834	12,423	74,530
William J. Geary	8,458	22,667	6,042	16,193	38,860
Justin J. Perreault	14,500	37,700	—	—	37,700

Treatment of Restricted Stock Units

The Merger Agreement provides that, immediately prior to the earlier of such time as persons designated by Purchaser to the Board first constitute at least a majority of the Board and the Merger Effective Time, each outstanding restricted stock unit award (the “RSUs”) will become fully vested, will not be assumed by Parent or Purchaser, and will be cancelled and extinguished. In exchange for such cancelled RSUs, each former holder of an RSU will have the right to receive from Parent or the Surviving Corporation a cash amount (subject to applicable withholding taxes) equal to the Offer Price multiplied by the number of Shares subject to such RSU.

The table below reflects the number of RSUs held by the executive officers of the Company as of June 1, 2013, and the aggregate cash consideration they will receive for those RSUs, rounded to the nearest dollar (without taking into account any applicable tax withholdings). As of June 1, 2013, no director of the Company holds RSUs. Based on the number of RSUs held on June 1, 2013, the executive officers would be entitled to receive an aggregate of $956,510 in cash for all RSUs held by such executive officers (less certain applicable taxes).

Name	Number of Shares Underlying RSUs (#)	Total Value of RSUs ($)
James A. Milton	66,213	331,065
Robert C. Leahy	45,913	229,565
Mark D. Friedman	39,588	197,940
Timothy R. Segall	39,588	197,940

Agreements with Executive Officers

The purchase of Shares pursuant to the Offer will constitute a “change in control” as the term is defined in the Company’s executive retention agreements (collectively, the “Executive Retention Agreements”) and change in control agreements (collectively, the “Change in Control Agreements”) with, in each case, its executive officers, James Milton, Robert Leahy, Mark Friedman and Timothy Segall.

Executive Retention Agreements

Pursuant to the Executive Retention Agreements, in the event the Company terminates an executive officer’s employment without cause (as defined below) or if the executive officer terminates employment for good reason (as defined below), whether or not in connection with a change in control, the executive officer will be entitled to receive, within 30 days after the date of termination, a cash payment equal to the sum of:

•	accrued base salary, commission and vacation pay;

•

the product of (a) the executive officer’s annual bonus for the most recently completed fiscal year multiplied by (b) a fraction, the numerator of which will be the number of days elapsed in the then-current fiscal year through the termination date and the denominator of which will be 365; and

•

the product of (a) the executive officer’s highest base salary received in the 12-month period preceding the termination date plus the executive officer’s commission, if any, for the most recently completed fiscal year, multiplied by (b) in the case of Messrs. Milton, Leahy and Segall, 1.0, or, in the case of Mr. Friedman, 0.5 (unless the date of Mr. Friedman’s termination occurs within six months of a specified change in control event, including the Offer, in which case 1.0).

The Executive Retention Agreements also provide that the executive officers will be entitled to continue to receive, after the termination date, specified benefits for 12 months, in the case of Messrs. Milton, Leahy and Segall, and six months, in the case of Mr. Friedman (unless the date of Mr. Friedman’s termination occurs within six months of a specified change in control event, including the Offer, in which case 12 months).

The Executive Retention Agreements also contain provisions applicable in the event payments due under the Executive Retention Agreements would result in tax penalties under Sections 280G and 4999 of the Internal Revenue Code (the “Code”). Those Code sections generally may impose certain tax penalties on the Company or an executive officer if the amount of severance payments to the executive officer following a Change in Ownership or Control (as defined in the Code) exceeds certain limits. Under the provisions of each Executive Retention Agreement, the amount of the benefits that an executive officer will be entitled to receive under his Executive Retention Agreement will be reduced by an amount necessary to avoid triggering any penalty taxes if, and only if, the reduction would result in greater net after-tax benefits to the executive officer.

For purposes of the Executive Retention Agreements, the term “cause” means termination due to an executive officer’s willful misconduct, gross negligence or criminal misconduct in connection with the performance of his duties. The term “good reason” generally means (a) a diminution in the executive officer’s position, authority or responsibilities, (b) a material reduction in the executive officer’s compensation or benefits, or (c) a relocation of the executive officer to a worksite more than 50 miles from his prior location.

The following table shows the estimated maximum potential amounts of all severance payments for each of the executive officers under their Executive Retention Agreements, assuming the Merger is effected on June 1, 2013 and each executive officer’s employment is terminated by the Company without cause or the named executive officers resigns for good reason immediately thereafter, and assuming each executive officer receives payment of his COBRA premiums for the full 12 months following termination. The numbers below do not reflect amounts attributable to Options and RSUs currently held by the executive officers. See “Treatment of Stock Options” and “Treatment of Restricted Stock Units” for the potential cash out value of Options and RSUs held by each executive officer. All figures have been rounded to the nearest whole dollar.

Executive Officer/Director	Potential Cash Severance Payments ($)	Potential COBRA payments ($)	Total Potential Severance Payments ($)
James A. Milton	373,150	27,661	400,811
Robert C. Leahy	300,492	27,136	327,628
Timothy R. Segall	289,005	19,664	308,669
Mark Friedman	279,555	18,031	297,586

The foregoing description is qualified in its entirety by reference to the form of Executive Retention Agreement, which is attached as Exhibit (e)(10) hereto and is incorporated herein by reference.

Change in Control Agreements

The purchase of Shares pursuant to the Offer constitutes a “change in control” as the term is defined in the Company’s Change in Control Agreements with its executive officers.

Each of the Change in Control Agreements generally provides that:

•

25% of the executive officer’s unvested Options and awards (including RSUs) will accelerate and vest upon a change in control, except that all of the unvested Options and awards will accelerate and vest if appropriate arrangements are not made for the continuation of those Options and awards following the change in control; and

•

all of the executive officer’s then-unvested Options and awards will accelerate and vest if, within six months after a change in control, (a) the executive officer’s employment is terminated without cause, (b) the executive officer’s position, authority or responsibilities are diminished, or (c) the executive officer’s worksite is relocated more than 50 miles from the officer’s prior location.

Notwithstanding the terms of the Change in Control Agreements, the Board has approved the acceleration of all outstanding unvested Options and RSUs in connection with the Transaction.

The foregoing description is qualified in its entirety by reference to the forms of Change in Control Agreement, which are attached as Exhibits (e)(11) and (e)(12) hereto and are incorporated herein by reference.

Director and Officer Indemnification and Insurance

The Company’s charter limits the personal liability of its directors for breach of fiduciary duty to the maximum extent permitted by the DGCL. The charter provides that no director will have personal liability to the Company or to its stockholders for monetary damages for breach of fiduciary duty or other duty as a director. These provisions do not, however, eliminate or limit the liability of any of the directors for:

•	any breach of the director’s duty of loyalty to the Company or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim arising prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of the directors will be further limited to the greatest extent permitted by the DGCL.

The charter also provides that the Company must indemnify directors and officers in certain circumstances. In addition, the Company has entered into separate indemnification agreements with each of the directors and executive officers that may be broader than the indemnification provisions contained in the charter. These indemnification agreements may require the Company, among other things, to indemnify directors and executive officers for expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or incurred by a director or executive officer in any action or proceeding arising out of his or her service as a director or executive officer. The foregoing description of the indemnification agreements is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(13) hereto, which is incorporated herein by reference.

The Company maintains director and officer insurance providing for indemnification of its directors and officers for certain liabilities. The Company also maintains a general liability insurance policy that covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Pursuant to the Merger Agreement, for six years after the date on which the Merger Effective Time occurs, the Surviving Corporation will indemnify and hold harmless each current and former officer and director of the Company and its subsidiaries (each, an “Indemnified Party”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any action arising out of or pertaining to (i) the fact that an Indemnified Party is or was an officer, director, employee, fiduciary or agent of any of the Company or its subsidiaries and (ii) matters existing or occurring at or prior to the Merger Effective Time (including the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Merger Effective Time, to the fullest extent permitted under applicable law.

In addition, Parent will cause the Surviving Corporation to continue in full force and effect for a period of six years from the Merger Effective Time the provisions in existence in the Company’s and its subsidiaries’ charter and by-laws or other similar organizational documents in effect on the date of the Merger Agreement regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses. With respect to the advance of related expenses, any Indemnified Person to whom expenses are advanced must undertake to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

Parent agreed pursuant to the Merger Agreement that the Surviving Corporation will maintain for a period of six years from the Merger Effective Time the current policies of the directors’ and officers’ liability insurance maintained by the Company prior to the Merger Effective Time or a substitute of at least the same coverage and amounts and containing terms and conditions that are no less favorable than Company’s existing officers’ and directors’ liability and fiduciary liability insurance policies. In satisfying this obligation, neither Parent nor the Surviving Corporation will be required to pay an annual cost in excess of 300% of the most recent annual premium paid by the Company prior to the date of the Merger Agreement. The Board has authorized the purchase by the Company of a “tail” or “runoff” policy covering a period of six years from and after the Merger Effective Time with respect to acts or omissions occurring on or prior to the Merger Effective Time, which policy Parent and the Surviving Corporation will maintain in full force and effect in lieu of the obligations of Parent and the Surviving Corporation to maintain the current policies stated in the preceding sentence.

Employee Matters

Pursuant to the Merger Agreement, for the period ending on December 31, 2013, the Surviving Corporation will provide, and the Parent will cause the Surviving Corporation to provide, employee benefit plans, programs and arrangements (including, deductibles, co-pays and other amounts payable by employees) for employees of the Company or any of its subsidiaries that, in the aggregate, will provide either (i) (a) with respect to those employees currently covered by U.S. domestic employee benefit plans, programs and arrangements, benefits, as applicable, that are no less favorable, in the aggregate, than those provided pursuant to the plans, programs and arrangements of the Parent in effect immediately prior to the Merger Effective Time and (b) with respect to those employees currently covered by foreign employee benefit plans, programs and arrangements, benefits, as applicable, that are no less favorable, in the aggregate, than those provided in the current foreign benefit plans, programs and arrangements of the Company or (ii) employees with substantially similar benefits to those provided to similarly-situated employees of Parent or its affiliates. In each case, Parent will cause the Surviving Corporation to recognize all service of the employees with the Company and its subsidiaries, as if such service were with Parent for vesting and eligibility purposes in any plan, program or arrangement in which the employee may be able to participate in after the closing of the Merger.

(b)	Arrangements with Parent and Purchaser.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer in Sections 13 and 15, respectively, of the Offer to Purchase that is filed as Exhibit (a)(1)(A) to the Schedule TO and that is being mailed to stockholders of the Company together with this Schedule 14D-9 are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement.

Tender and Support Agreements

On May 20, 2013, in connection with the execution and delivery of the Merger Agreement, each of Commonwealth Capital Ventures III, L.P., CCV III Associates L.P., North Bridge Venture Partners IV-A, L.P., North Bridge Venture Partners IV-B, L.P., James A. Milton and Timothy R. Segall (collectively, the “Supporting Stockholders”), solely in his or its capacity as a stockholder of the Company, entered into a tender and support agreement with Parent and Purchaser (the “Tender and Support Agreement”). Mr. Milton is the President and Chief Executive Officer, and a director, of the Company, and Mr. Segall is the Chief Technology Officer of the Company.

The Supporting Stockholders collectively beneficially own approximately 41% of the outstanding Shares as of June 1, 2013. Under the terms of the Tender and Support Agreements, the Supporting Stockholders have agreed to, among other things, tender their Shares into the Offer and to grant Parent during the term of the Tender and Support Agreements a limited irrevocable proxy to vote such Supporting Stockholders’ Shares in favor of adopting the Merger Agreement and the approval of the Merger, if applicable. The Supporting Stockholders have agreed to comply with certain restrictions on the disposition of such Shares, subject to the terms and conditions contained therein. Pursuant to its terms, each of the Tender and Support Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without the tendered and not withdrawn Shares being accepted for payment thereunder, (iii) the date that any amendment or change to the Merger Agreement is effected without the consent of the applicable Supporting Stockholder that either decreases the Offer Price or changes the form of consideration to be paid in the Offer, (iv) the Merger Effective Time and (v) May 20, 2014.

In the event the Board makes a change in its recommendation pursuant to the Merger Agreement, then, unless the Merger Agreement is terminated, the number of Shares subject to the Tender and Support Agreements of Supporting Stockholders other than Messrs. Milton and Segall will be automatically reduced pro rata such that the aggregate number of Shares subject to all Tender and Support Agreements (including those of Messrs. Milton and Segall) will represent no more than 34.999% of the then-outstanding Shares.

The Tender and Support Agreements, copies of which have been filed as Exhibits (e)(4), (e)(5), (e)(6), (e)(7), (e)(8) and (e)(9) hereto, are incorporated herein by reference.

Exclusivity Agreement

On May 4, 2013, the Company and Greeneden U.S. Holdings II, LLC, an affiliate of Parent (“Greeneden”), entered into an exclusivity agreement (the “Exclusivity Agreement”), providing that until May 17, 2013 (the “Exclusivity Period”), neither the Company nor any of its subsidiaries, officers, directors or representatives would initiate, solicit, or knowingly encourage any inquiries or the making of any proposal or offer from, or engage in discussions with or provide non-public information or data to, any person other than Parent with respect to a potential acquisition of the Company. The Exclusivity Period was subject to an automatic one week extension. The Exclusivity Period (or any extension thereof) was subject to immediate expiration in the event of any proposal by Greeneden to decrease the Offer Price, a failure by Greeneden to confirm the Offer Price in writing on May 10, 2013 or, following May 17, 2013, the Company’s notifying Greeneden that it is irrevocably terminating discussions with Greeneden regarding a potential transaction. The Exclusivity Agreement, a copy of which has been filed as Exhibit (e)(3) to this Schedule 14D-9, is incorporated herein by reference.

Confidentiality Agreement

On February 27, 2013, the Company and Greeneden signed a Confidentiality Agreement (the “Confidentiality Agreement”) providing that, subject to the terms of the Confidentiality Agreement, each party thereto will keep confidential certain non-public information provided by the other party. The Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(2) hereto, is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a)	Recommendation.

The Board has unanimously (i) determined that the terms and provisions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer, are advisable, fair to and in the best interests of the Company and the holders of Shares, (ii) found that the Offer Price of $5.00 to be paid to the holders of Shares in the Offer is fair to, and in the best interests of, the holders of Shares, (iii) found that the Merger Consideration to be paid to the holders of Shares in the Merger is fair to, and in the best interests of, the holders of Shares, (iv) approved, adopted, and confirmed in all respects the Merger Agreement and authorized and directed that the Company enter into the Merger Agreement, and (v) approved and declared advisable the Merger Agreement, the Tender and Support Agreements to be executed by the several Supporting Stockholders and the Offer and the Merger on the terms and subject to the conditions set forth therein. The Board unanimously recommends that the holders of Shares accept the Offer, tender their Shares into the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

(b)	Background and Reasons for the Recommendation.

Background

As part of their ongoing oversight and management of the Company’s business, the Board and senior management regularly review and discuss the Company’s performance, risks, long-term goals, prospects and overall strategic direction. In the course of these discussions, and in light of economic, regulatory, competitive and other conditions existing from time to time, the Board and senior management periodically have evaluated the possibility of pursuing strategic alternatives that might complement and strengthen the Company’s business and enhance stockholder value.

At a meeting held on December 12, 2012, the Board discussed strategic alternatives to increase stockholder value, including the possibility of pursuing a sale process. As a result of these discussions, the Board established an ad hoc strategic transaction committee (the “Committee”) that could act expeditiously in providing guidance and direction to senior management in investigating and considering potential strategic alternatives for the Company. The Board appointed William J. Geary, Vernon F. Lobo, Justin J. Perreault and Rodger Weismann to

the Committee, based in part on their financial and transactional experience. The Board granted to the Committee the power to, among other things, (i) review, evaluate, investigate, pursue and negotiate the terms and conditions of any potential strategic transaction; (ii) respond to any proposal regarding any potential strategic transaction; (iii) determine and make recommendations to the Board as to whether any potential strategic transaction is favorable to the stockholders of the Company; and (iv) recommend to the Board the rejection or approval of any potential strategic transaction. At the meeting, the Board also determined that it was desirable for the Company to engage a financial advisor to assist the Company in identifying and reviewing specific strategic alternatives. The Board directed senior management to interview, on a preliminary basis, potential financial advisors from a group of at least six investment banks selected by the Board and senior management based on factors such as recent transactional experience, particularly in the Company’s industry; general experience and reputation in the Company’s industry; the terms and success of recent transactions in which the bank served as financial advisor; and prior experience with the Company.

Following the Board meeting on December 12, 2012, senior management, in consultation with the Committee, narrowed the list of potential financial advisors previously identified to three investment banks, including US Arma Partners LP (“Arma”), based on such additional factors as the proposed terms of an engagement and specific suggestions given by each bank in light of the Company’s consideration of potential strategic alternatives. In January 2013, the Committee and senior management met with and interviewed the three selected potential financial advisors, including representatives of Arma. As a result of these interviews, on January 22, 2013 Arma was engaged to act as the Board’s financial advisor in connection with a review of strategic alternatives. In selecting Arma as financial advisor, the Company considered, among other things, Arma’s strong familiarity with the Company, its business and its industry, Arma’s general reputation and expertise, as well as its expertise in similar transactions, the proposed terms of Arma’s engagement by the Company as its financial advisor, and available information regarding terms of financial advisory engagements in recent comparable transactions.

During December and January, the Committee, in consultation with all other members of the Board, senior management and, following its engagement, Arma, determined in its judgment that for the foreseeable future a sale of the Company through an auction process would be the alternative most likely to maximize stockholder value. This determination was made for a number of reasons, including the Company’s recent financial performance, the Company’s current financial outlook, including forecasted revenues and Adjusted EBITDA, and risks and uncertainties associated with achieving and executing the Company’s business plan and strategy, including that such plan and strategy require additional acquisitions and further internal growth.

On January 22, 2013, at the request and direction of the Committee, representatives of Arma discussed with the Committee and senior management a list prepared by Arma of more than 40 potential financial and strategic bidders for a business combination with the Company, which bidders were selected by Arma employing criteria such as strategic fit, financial capabilities and recent acquisition activity. In the course of the discussion, the rationale for the selection of the identified bidders and any contacts with the potential bidders that members of the Committee or senior management might have were noted. Following the discussion, members of the Committee requested that Arma and senior management further refine the list and develop a management presentation to be given to those identified companies that indicate an interest in acquiring the Company.

On February 1, 2013, after a series of negotiations, the Company entered into an engagement letter with Arma pursuant to which Arma was formally engaged to act as the Board’s financial advisor.

In consultation with senior management and Arma, the Committee selected 19 potential bidders from the list discussed with Arma on January 22, 2013. The 19 potential bidders were selected by the Committee based on the strategic fit with the Company and each of their respective abilities to consummate an acquisition (including availability of financing). In deciding what parties to contact, the Committee also focused on the need to maintain a confidential process given its belief that premature disclosure of a sale, or disclosure of a process that failed to result in a sale, could have significant negative impacts on the Company, its employees and its customers. From the end of January to the beginning of March 2013, at the Committee’s direction, Arma contacted the 19 potential bidders on a preliminary, “no-names” basis to assess their potential interest in acquiring the Company. As part of this process, Arma contacted Permira, the Europe-based private equity owner of Parent, on February 14, 2013 regarding the potential acquisition.

Parent and 10 of the other contacted potential bidders expressed interest to Arma in a potential transaction involving the Company. During February and March 2013, 11 potential bidders negotiated and executed confidentiality agreements with the Company. Parent was among the potential bidders, and on February 27, 2013, Greeneden executed a confidentiality agreement with the Company.

Following entry into confidentiality agreements, senior management and Arma representatives met with management of each potential bidder during the period from February to early April 2013 to provide an initial management presentation, which included an overview of the Company and discussion of potential synergies with the applicable potential bidder. These meetings included a management presentation by senior management and representatives of Arma to Parent and representatives of Permira on March 6, 2013.

During the period in which management presentations were provided, various conversations occurred between Arma and representatives of the potential bidders participating in the management presentations to determine if those parties remained interested in pursuing a potential transaction with the Company. Arma confirmed that of the 11 potential bidders participating in the initial management presentations, 6 remained interested in pursuing a transaction with the Company following the presentations.

Accordingly, during March and April 2013, the Company participated in more than 20 due diligence meetings and calls at the request of the six remaining potential bidders.

On March 1, 2013, the Committee discussed with senior management and representatives of Arma the progress of Arma’s efforts to contact potential bidders. The Committee discussed with Arma and senior management how it might assist by making additional contacts at potential bidders and directed Arma to assist in refining the process so as to facilitate such contacts by the Committee.

On March 13, 2013, at a regularly scheduled Board meeting, Arma provided the Board and senior management with an update on the status of the bid process and discussions with various potential bidders to acquire the Company.

On March 14, 2013, Parent and the Company held a meeting by teleconference during which the Company gave a presentation reviewing its technology and product offerings and providing a demonstration of its product offerings.

On March 22, 2013, at the direction of the Committee, Arma distributed to Parent and Permira and five other potential bidders an initial bid instruction letter requesting the submission of a first round, non-binding indication of interest to acquire 100% of the capital stock of the Company, with a bid deadline of April 5, 2013.

On March 27, 2013, a second management meeting was held at the offices of K&L Gates, counsel to the Company, in Boston, Massachusetts among senior management of the Company, including James A. Milton and Robert C. Leahy, and Parent, including Paul Segre, James Budge and Steven Rust, as well as representatives from Arma and Permira. During this meeting the Company provided Parent with further due diligence information, including a more detailed discussion of each key functional area of the business.

On March 28, 2013, the Committee met telephonically with members of senior management and representatives of Arma and K&L Gates during which senior management and representatives of Arma provided an overview of activities undertaken by Arma to date and proposed next steps to be taken. The Committee discussed with Arma its expectations with respect to the forthcoming bid process and how best to effect a robust bid process.

On April 5 and 6, 2013, the Company received written initial non-binding indications of interest from Parent and two other potential bidders, referred to herein as “Bidder A” and “Bidder B.”

On April 9, 2013, the Committee met telephonically with all other members of the Board, senior management and representatives of K&L Gates and Arma. During the meeting, K&L Gates reviewed with the Committee its fiduciary duties in considering a possible acquisition of the Company and potential transaction structures, including the timing and process related thereto. The Committee discussed with Arma the status of the bid process and the general financial and other terms provided by Parent, Bidder A and Bidder B in their initial indications of interest, including estimated enterprise values provided by each bidder, each bidder’s financing sources, any necessary approvals and outstanding due diligence requirements. Arma provided the Committee with recommended actions to be undertaken with respect to the ongoing bid process, which the Committee discussed extensively with Arma. Following the discussion, the Committee directed Arma to contact the remaining three bidders to discuss each bidder’s indication of interest in accordance with the Committee’s direction and also seek to obtain written offers from the three potential bidders that had not yet responded to the initial bid instruction letter.

On April 10, 2013, at the direction of the Committee, Arma provided access to an electronic data room with respect to the Company to Parent, Bidder A and Bidder B, and their respective representatives. From April 10, 2013 to May 3, 2013, each of Parent, Bidder A and Bidder B, and their respective representatives, conducted a review of the due diligence materials in the electronic data room and discussed diligence items with representatives of Arma, K&L Gates and the Company.

On April 16, 2013, representatives of Parent provided a due diligence request list, which was prepared by Fried, Frank, Harris, Shriver & Jacobson LLP, outside legal counsel to Parent (“Fried Frank”), to Arma.

On April 17, 2013, the Board received a written update from senior management regarding the Company’s preliminary financial results for the first quarter of 2013 and the status of the due diligence process by the remaining bidders, as well as management’s expectations as to which remaining bidders would submit final indications of interest.

On April 18, 2013, at the direction of the Committee, Arma distributed to each of Parent, Bidder A, and Bidder B a final bid instruction letter requesting each to submit a final, non-binding indication of interest that included, among other things, its final price per Share to acquire 100% of the capital stock of the Company, a description of its proposed financing sources and comments to the Company’s draft merger agreement, with a deadline of May 3, 2013.

On April 19, 2013, the Company’s draft merger agreement was made available to each of Parent, Bidder A and Bidder B in the Company’s electronic data room.

On April 22, 2013, a due diligence call was held among representatives from the Company, Parent, Fried Frank and K&L Gates to discuss the preliminary due diligence request list previously submitted by Parent.

On April 24, 2013, outside legal counsel to Bidder B contacted K&L Gates to discuss the Company’s draft merger agreement, including the Company’s structuring of the sale transaction as a tender offer followed by a merger.

On April 29, 2013, the Committee held a telephonic meeting, with other members of the Board, senior management and representatives of Arma and K&L Gates participating, in which Arma provided a status update with respect to the due diligence process of Parent, Bidder A and Bidder B. At this meeting, the Committee discussed Arma’s observations regarding the strategic rationale of each of the remaining bidders and the time invested by each to date. Following the discussion, the Committee directed senior management and Arma to provide a detailed analysis of the offer price, deal protection measures and other material terms promptly following receipt of the final indications of interest from the bidders.

On April 30, 2013, representatives of Parent and Permira and representatives of Arma discussed by teleconference certain components of the invitation to submit a final proposal including certain financial assumptions underlying Parent’s final proposal.

On May 1, 2013, draft confidential Company disclosure schedules were made available to each of Parent, Bidder A and Bidder B in the Company’s electronic data room.

On May 3, 2013, Arma received the written response from Parent, including Parent’s comments to the draft merger agreement, and the Company received an oral response from Bidder A as to the bid price only. In its response, Parent proposed to acquire the Company at a cash purchase price of $4.40 per Share. Bidder A orally proposed to acquire the Company at a cash purchase price of $4.64 per Share, which it advised was its best and final offer. Bidder A also requested an exclusivity period of up to 21 days. Bidder B informed the Company that it would not be submitting a final bid due to valuation concerns.

On May 3, 2013 , representatives of Arma called representatives of Permira to discuss Parent’s offer price. Arma stated that Parent’s bid was attractive but not the highest offer price.

On the morning of May 4, 2013, the Committee, in consultation with Arma and K&L Gates and all other Board members, reviewed and discussed the proposals received from Parent and Bidder A. Arma presented the Committee with a detailed analysis of the financial terms of each proposal, including bid price, the premium to historical trading prices of the Shares and expected financing sources. Arma also noted the outstanding due diligence requirements of Parent and Bidder A. The Committee discussed with Arma its concern that the outstanding due diligence to be conducted by Bidder A suggested a higher risk to the certainty of close of a transaction relative to the due diligence still to be conducted by Parent. The Committee also discussed at length with K&L Gates the proposed changes to the conditions to closing of a transaction, the amount of and conditions under which the Company would pay a termination fee and other deal protection measures included in Parent’s comments to the draft merger agreement. While the Committee believed the offers of Parent and Bidder A were attractive from a financial perspective, the Committee directed Arma to seek improvement of the financial terms of Parent’s offer, and to request that Bidder A provide a full written bid package so that the Committee could fully evaluate Bidder A’s proposal. The Committee further granted senior management authority to enter into an exclusivity agreement with the highest bidder following the responses of the bidders to requests to improve their offers.

Shortly after the conclusion of the Committee meeting on the morning of May 4, 2013, Arma, acting at the direction of the Committee, separately contacted Permira and Bidder A to discuss their offers and to inform them that the Company was not prepared to grant either party an exclusivity period to negotiate a transaction based on their current bids. Arma indicated to Permira that the Committee would be prepared to enter into an exclusivity agreement with Parent if Parent raised its offer price to $5.00 per Share. Permira indicated that Parent would provide a best and final revised offer price, and Bidder A stated that it would provide a full written bid package, early that afternoon. As indicated, Parent provided a revised best and final offer to acquire the Company at a cash purchase price of $5.00 per Share and requested a two week exclusivity period. Bidder A also provided its full written bid package, which confirmed all terms of the oral offer previously provided, including the $4.64 per Share bid price, and included comments to the draft merger agreement from its counsel. As directed by the Committee, Arma informed Bidder A that its bid no longer represented the highest per Share price for the Shares and, in response, Bidder A informed Arma that its offer no longer remained open.

The Company negotiated and entered into an exclusivity agreement with Parent the afternoon of May 4, 2013, providing for exclusivity through May 17, 2013 during which the Company could only negotiate a possible transaction with Parent, and including an automatic extension of one week and a requirement that Parent re-confirm in writing its bid of $5.00 per Share on May 10, 2013, the date after the Company’s earnings call for the first quarter financial results. The exclusivity agreement provided that it would terminate automatically in the event Parent proposed to decrease its bid from $5.00 per Share, Parent failed to re-confirm its bid on May 10, 2013 or, following May 17, 2013, the Company provided notification to Parent that it was irrevocably terminating discussion with Parent regarding a potential transaction.

During the period from May 4, 2013 through May 17, 2013, representatives of the Company, K&L Gates and Arma and representatives of Parent and Fried Frank held numerous discussions and negotiated the terms of the draft merger agreement, the draft tender and support agreement and other transaction documentation.

On May 5, 2013, K&L Gates discussed Parent’s comments to the draft merger agreement with senior management of the Company and received direction with respect to Parent’s proposed changes to material terms, including the termination fee and other deal protection measures included in the draft merger agreement.

On May 6, 2013, representatives of Arma spoke with representatives of Parent regarding the status of Parent’s due diligence efforts and transaction documentation. Arma provided an update of each item to senior management of the Company. The same day, Fried Frank provided a draft of the tender and support agreement¸ which required the stockholder party thereto to, among other things, tender their Shares into the Offer and grant Parent during the term of the tender and support agreement a limited irrevocable proxy to vote such stockholders’ Shares in favor of adopting the merger agreement and the approval of the merger, if applicable. The draft tender and support agreement contemplated that the agreement would terminate only upon the earlier of the termination date of the merger agreement and the Merger Effective Time. Parent initially required that each director and executive officer, including their affiliates, execute a tender and support agreement.

On May 8, 2013, the Committee held a telephonic meeting at which all other members of the Board, as well as representatives of Arma and K&L Gates, participated. During the course of the meeting, senior management updated the Committee on the status of the bid process, including the activities leading up to the Company’s entry into the exclusivity agreement with Parent. Arma provided the Committee with an overview of the final bids received by the Company, and K&L Gates provided the Committee with an update on the status of negotiations of the draft merger agreement, the draft tender and support agreement and other transaction documentation with Parent. Also on May 8, 2013, K&L Gates sent revised versions of the draft merger agreement and the confidential Company disclosure schedules to Fried Frank.

On May 9, 2013, K&L Gates sent a revised version of the draft tender and support agreement to Fried Frank, which version provided limitations on the parties and Shares that would be subject to the tender and support agreement and also sought the termination of the tender and support agreement if the Board were to change its recommendation of the transaction with Parent. Also on May 9, 2013, the Company announced its financial results for the first quarter of 2013.

On May 10, 2013, K&L Gates and Fried Frank discussed issues contained in the latest draft of the merger agreement, including limitations on the ability of the Company to solicit other acquisition proposals, the ability of the Board to change its recommendation, termination rights, the amount of the termination fee payable by the Company and the circumstances in which it would be payable, as well as other deal protection measures. Also, in accordance with the exclusivity agreement, Parent provided written confirmation that its bid of $5.00 per Share provided in its final bid package remained valid. During the afternoon of May 10, 2013, Fried Frank provided comments to the draft merger agreement and the Company disclosure schedules.

On May 14, 2013, following review of the comments provided by Fried Frank on the draft merger agreement and other transaction documents, K&L Gates informed the Company and the Committee at a pre-scheduled update call that a significant number of material issues remained on the draft merger agreement and the draft tender and support agreement, including the non-solicitation provisions, the termination fee payable by the Company under specified circumstances and the treatment of Shares subject to the tender and support agreement upon a change in the Board’s recommendation of the transaction with Parent. After a thorough discussion by the Committee, the Committee directed Arma to speak with Parent regarding the number and nature of Parent’s remaining comments to the transaction documents. The Committee further directed K&L Gates to negotiate the remaining issues relating to the terms of the draft merger agreement and draft tender and support agreement in accordance with its instructions.

On May 15, 2013, the Board held a telephonic meeting in which representatives of Arma and K&L Gates participated. During the meeting, K&L Gates provided the Board with an update regarding the status of negotiations and an update of the material terms of the draft merger agreement and draft tender and support agreement following the Committee’s directive on May 14, 2013. K&L Gates also reviewed and discussed with the Board its fiduciary duties under Delaware law in regard to the proposed transaction with Parent. Arma presented the Board with an initial financial analysis of the possible transaction. The Board discussed with Arma and K&L Gates their expectation as to when the transaction documents would likely be fully negotiated and, thereafter, provided guidance to Arma and K&L Gates.

During the afternoon of May 15, 2013, K&L Gates conveyed to the Company’s senior management the transaction terms that remained outstanding and received further guidance.

On May 18, 2013, at a special telephonic meeting of the Board, the Board reviewed the proposed terms of the Transaction, including the proposed price of $5.00 per Share. K&L Gates updated the Board on the material changes to the terms and conditions of the draft merger agreement since the Board meeting of May 15, 2013. The Board was informed that the remaining issues with the draft merger agreement had been resolved satisfactorily in accordance with the Board’s and the Committee’s previous instructions. Next, representatives of Arma reviewed for the Board Arma’s financial analysis of the $5.00 per Share offered by Parent. Following questions and discussion by the Board, at the request of the Board, representatives of Arma delivered an oral opinion, which was subsequently confirmed in a written opinion of the same date, that, based on and subject to the various assumptions and limitations set forth in Arma’s written opinion, as of May 18, 2013, the Offer Price of $5.00 per Share to be paid pursuant to the Merger Agreement to the holders of Shares was fair, from a financial point of view, to such holders (other than Parent, Purchaser, the Supporting Stockholders and their respective affiliates). The full text of Arma’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Arma, is attached as Annex B hereto. For a more detailed discussion of Arma’s opinion, please see “—Opinion of the Company’s Financial Advisor.”

The Board then considered the merger from a business, financial and legal perspective and the current conditions in the Company’s industry, and also considered the reasons for proceeding with the merger described below under “—Reasons for the Recommendation.” After careful consideration and deliberation, the Board unanimously (i) determined that the terms and provisions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer, are advisable, fair to and in the best interests of the Company and the holders of Shares, (ii) found that the price per Share of $5.00 to be paid to the holders of Shares in the Offer that Parent is to cause Purchaser to commence pursuant to the Merger Agreement is fair to, and in the best interests of, the holders of Shares, (iii) found that the Merger Consideration to be paid to the holders of Shares in the Merger to be effected following consummation of the Offer, in which Purchaser would be merged with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of Parent, is fair to, and in the best interests of, the holders of Shares, (iv) approved, adopted, and confirmed in all respects the Merger Agreement and authorized and directed that the Company enter into the Merger Agreement, (v) approved and declared advisable the Merger Agreement, the Tender and Support Agreements to be executed by the several Supporting Stockholders and the Offer and the Merger on the terms and subject to the conditions set forth therein and (vi) resolved to recommend that the holders of Shares accept the Offer, tender their Shares into the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

In the afternoon of May 18, 2013, the Company informed Permira that the Board had unanimously approved the transactions contemplated by the Merger Agreement and that it intended, in its Schedule 14D-9 filing with the SEC, to recommend that its stockholders tender their Shares into the Offer.

Also on May 18, 2013, Steve Rust of Parent confirmed to Mr. Milton that the approval of the Transaction by Parent’s board of directors had been obtained, subject to receipt of approval by the investment committee of Permira. Mr. Rust indicated that Permira would consider the Transaction on May 20, 2013.

On May 20, 2013, the investment committee of Permira considered and approved the Transaction. Following such approval, and after the close of the financial markets, there being no material change to the Company’s trading price or otherwise in regard to the Company since the Board approved the Transaction, Parent, Purchaser and the Company finalized and executed the Merger Agreement and the Tender and Support Agreements, and Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the Transaction.

Reasons for the Recommendation

In evaluating the Merger Agreement, the transactions contemplated thereby and the Offer, the Board consulted with the Company’s management, legal advisors and financial advisors. In reaching its decision to approve the Merger Agreement and to recommend that the holders of Shares accept the Offer, tender their Shares into the Offer and, if required by applicable law, vote to adopt the Merger Agreement, the Board considered a variety of factors, including the following:

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The Company’s: (i) recent financial performance; (ii) current financial outlook, including forecasted revenues and Adjusted EBITDA (as defined below under “—Projected Financial Information”), and prospects for continued growth; and (iii) risks and uncertainties associated with achieving and executing the Company’s business plan and strategy, including that such plan and strategy require additional acquisitions and further internal growth;

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The environment in which the Company operates and expects to continue to operate in the foreseeable future, which is highly competitive, changing rapidly, and subject to regulatory and intellectual property risks;

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The belief that the Company is unlikely to achieve sufficient growth in the near term as an independent company to enable the price of the Company’s common stock to appreciate to levels comparable to the Offer Price of $5.00;

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The Board’s consideration and review of the results of the comprehensive auction process conducted with the assistance of Arma at the direction of the Committee. On behalf of the Company, Arma contacted 19 parties (including Parent and other strategic and financial buyers) regarding their interest in a potential transaction with the Company. Of those parties, only two parties other than Parent submitted indications of interest, and both of those other parties indicated that they would not be in a position to make a binding proposal with a value equal to, or higher than, the value offered in the transaction with Parent;

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The Board’s consideration, in consultation with the Company’s senior management and financial and legal advisors, of the possibility of continuing to operate as an independent public company and to continue seeking to grow the Company’s business through internal growth and acquisitions, taking into account the potential benefits, risks and uncertainties associated with that strategy;

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The Board’s assessment that: (i) no alternative is reasonably likely to create greater value for the Company’s stockholders than the Offer and the Merger, taking into account risks of execution as well as business, competitive, industry and market risks; and (ii) if the Company declined to approve Parent’s proposal, there would be no assurance that the Company’s stockholders would have another opportunity to receive from Parent or any other person in the future a premium to market price as significant as that contemplated by the Merger Agreement;

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The belief that, based on the business reputation and capabilities of Parent and its management and Parent’s financial resources, the Merger could be completed by Parent relatively quickly and in an orderly manner;

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The risk that prolonging the sale process could result in the loss of a favorable opportunity to consummate a transaction with Parent and distract senior management from implementing the Company’s business plan and strategy;

•	The relationship of the Offer Price of $5.00 per Share to the current and historical trading prices of the Company’s common stock, including the fact that the Offer Price represents a premium of:

•	67% to the closing price of the common stock on May 17, 2013;

•	68% to the average closing price of the common stock for the 90-day period ended on May 17, 2013; and

•	78% to the average closing price of the common stock for the 180-day period ended on May 17, 2013 (as adjusted for the December 2012 special cash dividend);

•	The fact that the closing price of the Company’s common stock has not equaled or exceeded $5.00 per Share since April 2008;

•	The fact that the Offer Price of $5.00 per Share implies a premium of 114% to the Company’s aggregate enterprise value as of May 17, 2013 (as calculated and presented to the Board);

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The availability of dissenters’ appraisal rights for the Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares following the completion of the Merger;

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The fact that all consideration will be payable in cash, which will provide certainty of value and immediate liquidity to the Company’s stockholders while avoiding potential long-term business risk; and

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The opinion of Arma, dated May 18, 2013, that, based on and subject to the various assumptions and limitations stated therein, as of the date of the opinion, the Offer Price of $5.00 per Share to be paid pursuant to the Merger Agreement to the holders of Shares is fair, from a financial point of view, to such holders (other than Parent, Purchaser, the parties to the Tender and Support Agreements and their respective affiliates). A summary of the analysis performed by Arma is set forth below under “—Opinion of the Company’s Financial Advisor” and the text of Arma’s opinion is set forth in Annex B and incorporated herein by reference.

The Board also specifically considered the following terms of the Merger Agreement and the Tender and Support Agreements:

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The absence of a financing condition in the Merger Agreement, and the representation of Parent in the Merger Agreement that it has available, or has made arrangements to obtain (through existing credit arrangements or otherwise), sufficient funds to provide both for the consideration payable under the Merger Agreement and all fees and expenses required to be paid by it related to the Merger;

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The right of the Company to seek specific performance of the Merger Agreement, or to seek damages (including damages based on the consideration that would have otherwise been payable to the Company’s stockholders if the Transaction was consummated) if Parent were to materially and intentionally breach the Merger Agreement or any other agreement delivered in connection therewith, which enhances the likelihood of completion;

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The ability of the Company’s stockholders to receive the Offer Price in a relatively short time frame as a result of the structuring of the transaction as a tender offer for all outstanding Shares. Specifically, pursuant to the terms of the Merger Agreement, the Offer must be commenced as promptly as practicable (but in no event later than June 4, 2013) and, unless the Offer is extended pursuant to the terms of the Merger Agreement, the Offer will expire after twenty business days;

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The grant to Parent of the Top-Up Option that will enable Parent to purchase from the Company, under certain circumstances at or following consummation of the Offer, at a price per Share equal to the Offer Price, up to a number of additional Shares to cause Parent to own a sufficient number of Shares to permit Parent to consummate the Merger as a short-form merger under the DGCL, and therefore deliver the cash merger consideration to the Company’s stockholders more quickly;

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The ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited proposal for a business combination from a third party prior to completion of the Offer and the right of the Board, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to accept a superior proposal upon payment of a termination fee;

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The ability of the Board, subject to certain conditions set forth in the Merger Agreement, in the case of a superior proposal or an intervening event, to change its recommendation to the Company’s stockholders with respect to the Offer and the Merger if the failure to take such action would be inconsistent with the Board’s fiduciary duties;

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The Merger Agreement restrictions that require the Company to offer Parent only a three business day period to negotiate adjustments to the terms and conditions of the Merger Agreement before the Company may determine that an alternative acquisition proposal is a superior proposal that allows the Company to terminate the Merger Agreement and enter into a definitive agreement with the third party making the superior proposal;

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The belief that the Merger Agreement establishes an end date (on which either party, subject to certain exceptions, can terminate the Merger Agreement) that allows for sufficient time to consummate the transactions contemplated by the Merger Agreement;

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The reasonableness of the termination fee of $2,886,782 that could become payable pursuant to the Merger Agreement under certain circumstances, including the termination of the Merger Agreement to accept a superior proposal;

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The possibility that the termination fee payable by the Company to Parent under specified circumstances may discourage other bidders and, if the Merger Agreement is terminated, the impact of the obligation to pay the termination fee under specified circumstances on the Company’s ability to engage in another transaction for up to 360 days following the termination date if the Merger were not to be completed;

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The fact that the Tender and Support Agreements will terminate, or become less restrictive, under certain circumstances, including if the Company terminates the Merger Agreement in connection with a superior proposal, thereby permitting the stockholders party thereto to support a superior proposal;

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The fact that the Tender and Support Agreements will not preclude the stockholders party thereto from exercising their fiduciary duties as directors and/or officers of the Company in the event of a superior proposal;

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The reasonable likelihood of completion of the Merger, including the belief that Parent’s obligation to close is subject to limited conditions, including expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act, the Company stockholder approval (if required following the Offer), and the accuracy of the Company’s representations and warranties (which are, in the aggregate, limited by a material adverse effect qualification, with limited exceptions);

•	The absence of any requirement that third-party consents be obtained as a condition to closing of the Merger; and

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The absence of any requirement that any member of the Company’s management enter into any employment, equity contribution, or other agreement or arrangement with Parent or the Company as a condition to closing.

In the course of its deliberations, the Board also considered a variety of risks and other potentially negative factors, including the following:

•	The Company’s stockholders will not have the opportunity to participate in any possible growth and profits of the Company following the Merger Effective Time;

•	The Merger Agreement imposes restrictions on the Company’s ability to solicit competing acquisition proposals;

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The public announcement of the Merger Agreement may disrupt the Company’s business, may impair the ability of the Company to attract and retain key personnel, and may distract the Company’s management from focusing on the Company’s ongoing business;

•	If the Company terminates the Merger Agreement to accept a superior proposal, a termination fee of $2,886,782 will be payable by the Company to Parent;

•	The completion of the Offer and the Merger will require antitrust clearance and the satisfaction of other closing conditions that are not within the Company’s control;

•	The gains from the Transaction will be taxable to stockholders who are “United States persons” for U.S. federal income tax purposes;

•	The Company’s executive officers and directors may have interests in the Merger that are different from, or in addition to, those of the Company’s other stockholders;

•

The restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Transaction (including the ability of Parent to unreasonably refuse to consent to certain actions) could delay or prevent the Company from undertaking business opportunities that may arise during that time;

•

The Merger Agreement provides, subject to certain conditions, that Parent will have the ability to obtain representation on the Board proportional to Parent’s ownership of Shares during the time period between completion of the Offer and the Merger Effective Time;

•	The Merger may adversely affect the Company’s non-executive employees; and

•

If the Offer is not completed or the Merger is not consummated, the Company will face risks and costs, including negative effects on the trading price of its common stock, the diversion of management and employee attention, possible employee attrition, potential disruptive effects on business and customer relationships, and payment by the Company of its expenses associated with the Transaction.

After considering the foregoing potentially negative and potentially positive factors, the Board concluded that the potentially positive factors relating to the Merger Agreement, the Offer and the Merger substantially outweighed the potentially negative factors.

The foregoing discussion of the information and factors considered by the Board is not exhaustive but is intended to reflect the material factors considered by the Board in its consideration of the Offer. In view of the complexity, and the large number of the factors considered, the Board, both individually and collectively, did not quantify or assign any relative or specific weight to the various factors. Rather, the Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weights to different factors.

    (c) Intent to Tender.

After reasonable inquiry and to its best knowledge, the Company understands that each director or executive officer of the Company who holds Shares of record or beneficially owns Shares currently intends to tender Shares in the Offer, unless the tender would violate applicable securities laws, and, if necessary, to vote such

Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. No subsidiaries of the Company own any Shares.

In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. See the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” as well as “Item 8. Additional Information—Golden Parachute Compensation”. The Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger.

    (d) Opinion of the Company’s Financial Advisor.

The Company retained Arma to act as its financial advisor with respect to pursuing strategic alternatives for the Company, including a possible sale of the Company, and to render an opinion to the Board as to the fairness, from a financial point of view, of the Offer Price of $5.00 per Share to be paid pursuant to the Merger Agreement to the holders of Shares (other than Parent, Purchaser, the Supporting Stockholders and their respective affiliates). On May 18, 2013, Arma delivered its opinion, subsequently confirmed in a written opinion of the same date, to the Board that, based on and subject to the various assumptions and limitations stated in the opinion, as of the date of the opinion, the Offer Price of $5.00 per Share to be paid pursuant to the Merger Agreement to the holders of Shares was fair, from a financial point of view, to such holders (other than Parent, Purchaser Supporting Stockholders and their respective affiliates).

The full text of Arma’s written opinion dated May 18, 2013, which contains the assumptions made, procedures followed, matters considered and limitations, qualifications and factors on the review undertaken in connection with the opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of Arma’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion and you are urged to read the opinion in its entirety.

Arma’s opinion addresses solely the fairness, from a financial point of view, to the holders of Shares (other than Parent, Purchaser, the Supporting Stockholders and their respective affiliates) of the Offer Price of $5.00 per Share as of the date of the opinion. Arma’s opinion was directed solely to the Board in connection with its consideration of the Offer and the Merger and was not intended to be, and does not constitute, a recommendation to any Company stockholder as to how any such stockholder should act with respect to the Offer or Merger or any other matter, including whether or not such stockholder should tender Shares in the Offer or how such stockholder should vote in the Merger. In arriving at its opinion, Arma, among other things, has:

•	reviewed certain publicly available financial statements and other business and financial information of the Company deemed to be relevant, including research analysts’ reports;

•

reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to Arma by the Company’s senior management;

•

reviewed certain non-public projected financial data for the 2013 calendar year period relating to the Company (the “Management Projections”) that were prepared and furnished to Arma by the Company’s senior management, as well as certain non-public projected financial data for the 2014 to 2017 calendar year periods relating to the Company (including certain forecasts and assumptions with respect to revenue, earnings before interest, taxes, depreciation and amortization and free cash flow) that were reviewed and approved by the Company’s senior management for use in connection with Arma’s opinion and analyses and which the Company’s senior management informed Arma are reasonable (the “Financial Forecast”);

•	discussed the past and current operations and financial projections, including the Financial Forecast, and the current financial condition of the Company with its senior management;

•	reviewed the reported prices and historical trading activity for the Shares;

•

compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly traded companies and their securities that Arma considered to be generally relevant;

•	reviewed the financial terms, to the extent publicly available, of certain transactions that Arma considered to be relevant;

•	reviewed the draft of the Merger Agreement dated May 18, 2013 and certain related documents; and

•	performed such other analyses, studies and investigations, and considered such other factors as Arma deemed appropriate.

In addition, Arma conducted such other inquiries, examinations and analyses, and considered such other financial, economic and market criteria as Arma deemed necessary in arriving at its opinion. For purposes of rendering its opinion, members of the Company’s senior management have provided Arma the Management Projections, as well as reviewed and approved for use in connection with its opinion and analyses the Financial Forecast. With respect to the Management Projections, Arma has assumed with the Company’s consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s senior management as to the future competitive, operating and regulatory environments and related financial performance of the Company under the alternative business assumptions reflected therein. With respect to the Financial Forecast, the Company’s senior management has informed Arma that this projected financial data collectively reflects a reasonable representation of the future financial performance of the Company that incorporates the effects of potential risks and opportunities relating to the Company’s business. Arma expresses no opinion or view as to any projected financial data relating to the Company or the assumptions on which they are made or based.

The following is a summary of the material financial analyses performed by Arma in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Board at a meeting held on May 18, 2013. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Arma or of its presentation to the Board on May 18, 2013.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Arma. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Arma or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 17, 2013 (the last trading day prior to the opinion being rendered), and is not necessarily indicative of current market conditions.

For purposes of its analyses, Arma calculated the Company’s (i) equity value implied by the Offer Price of $5.00 per Share to be approximately $100.4 million, based on approximately 20.1 million fully-diluted Shares outstanding as of April 30, 2013, calculated assuming 100% acceleration of RSU’s and In-the-Money Options as contemplated by the Merger Agreement; and (ii) enterprise value implied by the Offer Price of $5.00 per Share (“EV”) to be approximately $80.5 million, based on the Company’s estimate of its cash and cash equivalents of $13.2 million as of March 31, 2013 (after deducting the Company’s estimated legal and financial advisor fees associated with the Transaction), cash proceeds from exercised Options of $7.7 million, the present value of deferred consideration of $1.0 million and no outstanding debt as of that date. For the purposes of this analysis, EV equates to implied equity value, plus debt, plus the present value of deferred consideration less cash and cash equivalents, less cash proceeds from exercised Options.

Selected M&A Transaction Analysis

Arma reviewed merger and acquisition transactions involving NASDAQ listed target companies in the enterprise software sector that were deemed, in Arma’s professional judgment, to have aspects similar to the Company’s financial and operating profile. Arma selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other public sources and using the following criteria:

•	announced and completed transactions since January 1, 2009;

•	transactions in which the acquiring company purchased a controlling interest of the target; and

•	transaction value between approximately $50 million and $250 million.

Based on these criteria, Arma identified and analyzed the transactions identified in the table below. For each of the selected transactions, Arma calculated valuation multiples based on the ratio of: (i) implied EV to last twelve months (“LTM”) revenue and (ii) implied EV to LTM Adjusted EBITDA. “Adjusted EBITDA” is a non-GAAP financial measure, calculated as earnings before interest, taxes, depreciation and amortization, stock-based compensation expense and unusual one-time charges where available.

Enterprise Value Multiples
Acquirer	Target	LTM Revenue	LTM Adj. EBITDA
ACI Worldwide	Online Resources Corp.	1.4 x	7.3 x
Thoma Bravo	Mediware Information	2.4 x	8.2 x
Actian Corporation	Pervasive Software	2.3 x	17.7 x
Avaya	Radvision	2.3 x	n.m.
HID Global (Assa Abloy)	ActivIdentity	1.5 x	n.m.
Kenexa	Salary.com	1.6 x	n.m.
Marlin Equity Partners	Phoenix Technologies	1.8 x	n.m.
Vision Solutions	Double-Take Software	1.9 x	8.4 x
Thoma Bravo	PLATO Learning	1.8 x	7.4 x
Pegasystems	Chordiant Software	1.5 x	n.m
Francisco Partners	Quadramed	0.8 x	7.7 x
Accel-KKR	KANA	0.9 x	n.m.
Infor Global	SoftBrands	0.8 x	5.4 x
Micro Focus	Borland Software	0.5 x	n.m.
OpenText	Vignette	1.0 x	14.7 x
LLR Partners	iMANY	1.1 x	n.m.
Thoma Bravo	Entrust	1.1 x	12.1 x
Vista Equity	SumTotal Systems	1.0 x	15.2 x
Top Quartile		1.8 x	14.1 x
Mean		1.4 x	10.4 x
Median		1.4 x	8.3 x
Bottom Quartile		1.0 x	7.5 x

Genesys	SoundBite Communications	1.7 x	62.0 x

Arma then applied a range of selected multiples derived from the transactions described above for the selected companies of 1.0x to 1.8x of LTM revenue and 7.5x to 14.1x LTM Adjusted EBITDA to the LTM revenue and LTM Adjusted EBITDA for the Company. This analysis indicated an implied EV of $48.8 million to $86.6 million on LTM revenue basis and an implied EV of $9.7 million and $18.3 million on LTM Adjusted EBITDA basis.

Arma then compared this with the valuation multiples for the Company, which were calculated using the EV of approximately $80.5 million, based on the Offer Price of $5.00 per Share, implying LTM revenue multiple of 1.7x and LTM Adjusted EBITDA multiple of 62.0x.

Selected Public Company Trading Analysis

Arma reviewed selected historical financial data of the Company and estimated financial data of the Company based on projections provided by the Company’s senior management and compared them to corresponding financial data, where applicable, for selected publicly traded companies in the enterprise software sector that Arma deemed comparable, based on its professional judgment and experience, to the Company using the following criteria:

•	publically traded enterprise software companies on U.S. exchanges;

•	prevailing market capitalizations from $50 million to $250 million in value; and

•

excluding companies with (i) calendar year (“CY”) 2011A – 2012A Adjusted EBITDA margins > 20%; (ii) with CY 2011A – CY 2012A revenue growth > 40%; or (iii) companies that are not in compliance with their SEC filing obligations.

Arma selected companies that it deemed in its professional judgment to possess attributes similar to aspects of the Company’s business, such as vendors that provide software products and services similar in some aspects to the software products and services sold by the Company. All projected financial information in the table below for the selected public companies was based on equity research analyst and company management consensus estimates.

Based on these criteria, Arma identified the companies in the table below. For the selected public company trading analysis, Arma compared the following four valuation multiples for each of the selected public companies to comparable valuation multiples for the Company. The four valuation multiples were the ratios of: (i) EV to CY 2012 revenue; (ii) EV to projected CY 2013 revenue; (iii) EV to CY 2012 Adjusted EBITDA and (iv) EV to projected CY 2013 Adjusted EBITDA, as calculated using the data from SEC filings, company annual and interim reports, and Capital IQ. The Company’s valuation multiples were derived using the EV implied by the Offer Price of $5.00 per Share and the following items set forth in the Company’s historical and projected financial statements: (i) revenue of $48.1 million for CY 2012 and an estimated $51.5 million for CY 2013 and (ii) Adjusted EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization, stock-based compensation expense, and unusual one-time charges where available) of $1.2 million for CY 2012 and an estimated $2.9 million for CY 2013. In addition, the valuation multiples for each of the selected public companies was calculated using the EV based on such company’s closing share price on May 17, 2013.

Enterprise Value Multiples
	Revenue		Adj. EBITDA
Company	CY-12A	CY-13E	CY-12A	CY-13E
Micro Cap Software Companies
American Software, Inc. (AMSW.A)	1.7 x	n.a.	8.8 x	n.a.
Brightcove, Inc. (BCOV)	2.2 x	1.9 x	n.m.	n.a.
Callidus Software Inc. (CALD)	2.6 x	2.3 x	n.m.	n.a.
Commtouch Software Ltd. (CTCH)	3.0 x	2.1 x	22.4 x	n.a.
eGain Corporation (EGAN)	4.2 x	n.a.	n.m.	n.a.
Exa Corporation (EXA)	2.2 x	n.a.	21.7 x	n.a.
Falconstor Software Inc. (FALC)	0.5 x	n.a.	n.m.	n.a.
iPass Inc. (IPAS)	0.8 x	n.a.	n.m.	n.a.
Keynote Systems, Inc. (KEYN)	1.4 x	n.a.	8.1 x	n.a.
Limelight Networks, Inc. (LLNW)	0.4 x	0.4 x	8.0 x	4.2x

Enterprise Value Multiples
	Revenue		Adj. EBITDA
Company	CY-12A	CY-13E	CY-12A	CY-13E
Magic Software Enterprises Ltd. (MGIC)	1.3x	n.a.	6.5 x	n.a.
Mattersight Corporation (MATR)	1.9x	n.a.	n.m.	n.a.
QAD Inc. (QADA)	0.6x	n.a.	6.9 x	n.a.
SoundBite Communications, Inc. (SDBT)	0.8x	0.7x	30.9 x	13.1 x
Support.com, Inc. (SPRT)	2.6x	n.a.	n.m.	n.a.
Top Quartile	2.4x	2.1x	21.9 x	10.9 x
Mean	1.7x	1.5x	14.2 x	8.6 x
Median	1.7x	1.9x	8.4 x	8.6 x
Bottom Quartile	0.8x	0.7x	7.7 x	6.4 x

SoundBite Transaction	1.7x	1.6x	66.2 x	28.0 x

Arma then compared a range of selected multiples derived from those companies described above of 0.8x to 2.4x for CY 2012 Revenue, 0.7x to 2.1x for CY 2013 projected Revenue, 7.7x to 21.9x for CY 2012 Adjusted EBITDA, and 6.4x to 10.9x for CY 2013 projected Adjusted EBITDA to the implied multiples derived using the EV of approximately $80.5 million, based on the Offer Price of $5.00 per Share, of 1.7x CY 2012 Revenue, 66.2x CY 2012 Adjusted EBITDA, 1.6x CY 2013 projected Revenue, and 28.0x CY 2013 projected Adjusted EBITDA.

Acquisition Premiums Paid Analysis

Arma reviewed publicly available information for selected completed merger and acquisition transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction (or, when applicable, prior to the date that the acquiror’s offer or the target’s review of strategic alternatives was made publicly known). The share prices used in this analysis were adjusted for stock splits, cash dividends, rights offerings, and spin-offs. Arma selected transactions that it deemed in its professional judgment to include aspects similar to Parent’s proposed acquisition of the Company using the following criteria:

•	announced and completed transactions since January 1, 2009;

•	transactions in which the acquiring company purchased a controlling interest of the target;

•	transaction value between approximately $50 million and $250 million; and

•	target companies were NASDAQ listed companies in the enterprise software industry.

Based on these criteria, Arma identified the transactions below and determined the offer premiums to average share price in each. The Company’s premium is based on the last unaffected trading price of the Company’s Shares, or $2.99, on May 17, 2013, the trading day prior to the public announcement of Parent’s offer to acquire the Company.

			Offer Premium to Average Share Price (Calendar Days Prior to Announcement)
Announced	Acquirer	Target	1 day	30 days	90 days	180 days	1 year	3 years
01/31/13	ACI Worldwide	Online Resources Corp.	83%	80%	69%	54%	50%	10%
09/12/12	Thomas Bravo	Mediware	40%	51%	55%	53%	60%	98%
08/13/12	Actian	Pervasive	40%	34%	32%	42%	46%	61%
03/15/12	Avaya Inc.	Radvision Ltd.	19%	50%	43%	70%	56%	61%
10/11/10	HID Global	ActivIdentity	43%	48%	59%	47%	39%	29%
09/01/10	Kenexa	Salary.com	42%	43%	50%	45%	48%	(12%)
08/17/10	Marlin Equity	Phoenix Technologies	37%	35%	41%	38%	36%	(36%)
04/09/10	Vision Solutions	Double-Take Software	20%	19%	15%	12%	16%	(12%)
03/26/10	Thoma Bravo	PLATO Learning	14%	28%	32%	31%	42%	70%
03/15/10	Pegasystems	Chordiant Software	31%	36%	45%	45%	42%	(24%)
12/08/09	Francisco Partners	Quadramed	33%	33%	22%	25%	33%	(14%)
06/12/09	Infor Global	SoftBrands	96%	150%	208%	172%	56%	(33%)
05/06/09	Micro Focus	Borland Software	88%	125%	194%	102%	33%	(56%)
05/06/09	OpenText	Vignette	41%	69%	81%	70%	32%	(9%)
04/29/09	LLR Partners	iMANY	91%	116%	142%	152%	7%	(64%)
04/13/09	Thoma Bravo	Entrust	20%	28%	34%	38%	1%	(27%)
04/06/09	Vista Equity	SumTotal Systems	141%	195%	129%	83%	34%	(9%)
Top Quartile			83%	80%	81%	70%	48%	29%
Mean			52%	67%	74%	63%	37%	2%
Median			40%	48%	50%	47%	39%	(12%)
Bottom Quartile			31%	34%	34%	38%	33%	(27%)

	Genesys	SoundBite Communications	67%	67%	68%	78%	108%	121%

The table above shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company’s stockholders based on the Offer Price of $5.00 per Share. Using the Top Quartile and Bottom Quartile premiums for 1 day, 30 days, 90 days, 180 days, and 1 year, and the closing price of $2.99 per Share on May 17, 2013, the analysis indicated a range of implied EV of $59.1 million to $90.2 million. Arma then compared this range of implied EV to the EV of approximately $80.5 million, based on the Offer Price of $5.00 per Share.

Discounted Cash Flows Analysis

Using a discounted cash flows analysis, Arma calculated an estimated range of theoretical values for the Company using the Management Projections and the Financial Forecast, which has been reviewed and approved by the Company’s senior management for use in connection with Arma’s opinion and analyses and which senior management informed Arma are reasonable. The discounted cash flow analysis is based on the net present value of (i) projected unlevered free cash flows from December 31, 2013 to December 31, 2017, and (ii) a terminal value at December 31, 2017, based upon a multiple of projected CY 2017 Adjusted EBITDA that was discounted back to December 31, 2013 (“TV EBITDA method”) and (iii) using the perpetuity growth method. The projected unlevered free cash flows for each year were calculated from the projections provided by the Company’s senior management as Adjusted EBITDA less taxes paid assuming (per the Company’s management) a marginal tax rate of 35%, less capital expenditures, plus/less change in net working capital. Using these free cash flow projections, Arma calculated the range of net present values based on terminal value multiples in the range of 7.0x to 9.0x EBITDA (which was derived based on Arma’s professional judgment and experience from the EV to CY 2012 Adjusted EBITDA multiples from the Public Company Trading Comparable Analysis as well as the EV to CY 2012 Adjusted EBITDA multiples from the Selected M&A Transactions Analysis), using a discount rate ranging from 12.0% to 16.0%, which was derived from an analysis of the Company’s weighted average cost of capital (based on an analysis of the stock performance of the Company’s industry peers), and using and based on, in Arma’s professional judgment and experience, a perpetuity growth rate range of 2.5% to 3.5%. This analysis resulted in implied per Share values ranging from a low of $3.24 per Share to a high of $4.11 per Share for the multiple of TV EBITDA method and a low of $2.49 per Share to a high of $3.35 per Share for the perpetuity growth method. Arma compared both the Offer Price of $5.00 per Share, as well as the EV of approximately $80.5 million based on such Offer Price, to the range of values derived from this analysis.

Although the discounted cash flow analysis is a widely used valuation methodology, it necessarily relies on numerous assumptions, including earnings growth rates, terminal values and discount rates. As a result, it is not necessarily indicative of the Company’s actual, present or future value or results, which may be significantly more or less favorable than suggested by this analysis.

General

The summary set forth above does not contain a complete description of the analyses performed by Arma, but does summarize the material analyses performed by Arma in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Arma believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Arma opinion. In arriving at its opinion, Arma considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Arma made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Arma’s view of the actual value of the Company.

No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Offer and the Merger and other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies involved.

Arma performed its analyses for purposes of providing its opinion to the Board. In performing its analyses, Arma made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Arma are based upon forecasts of future results furnished to Arma by the Company’s senior management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Arma does not assume responsibility if future results are materially different from forecasted results.

Arma relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Arma or discussed with or reviewed by Arma. Arma further relied upon the assurances of the Company’s senior management that the financial information provided to Arma was prepared on a reasonable basis in accordance with industry practice, and that the Company’s senior management was not aware of any information or facts that would make any information provided to Arma incomplete or misleading. Arma expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Arma relied, with the Company’s consent, on advice of the Company’s outside counsel and the Company’s independent registered public accounting firm, and on the assumptions of the Company’s senior management, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement.

Arma’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement. The Offer Price of $5.00 per Share was determined through arm’s-length negotiations between Parent and the Company and was approved by the Board. While Arma provided advice to the Board during the Company’s negotiations with Parent, Arma did not recommend any specific consideration.

In arriving at its opinion, Arma assumed that the executed Merger Agreement was in all material respects identical to the last draft reviewed by Arma. Arma relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement were true and correct in all material respects, (ii) each party to the Merger Agreement would perform all of the covenants and agreements required to be performed by such party and (iii) all conditions to the consummation of the transactions contemplated by the Merger will be satisfied without waiver or amendment thereof. Additionally, Arma assumed that all governmental, regulatory or other consents, approvals or releases necessary for the Merger would be obtained in a manner that would not adversely affect the Company, Parent or Purchaser or the contemplated benefits of the transactions contemplated by the Merger Agreement.

In arriving at its opinion, Arma did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished or provided with any such appraisals or valuations, nor did Arma evaluate the solvency of the Company under any state, federal or other law relating to bankruptcy, insolvency or similar matters. Arma expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Arma undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates was a party or may be subject, and at the direction of the Company and with its consent, Arma’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Arma also assumed that neither the Company nor Parent is party to any material pending transaction, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

Arma’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Arma did not express any opinion as to the price at which Shares may trade following announcement of the Merger or at any future time. Arma did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Arma’s opinion addressed solely the fairness, from a financial point of view, as of the date of its delivery to the holders of Shares (other than Parent, Purchaser, the Supporting Stockholders and their respective affiliates) of the Offer Price of $5.00 per Share, as set forth in the Merger Agreement, and did not address any other terms or agreement relating to the Merger or any other terms of the Merger Agreement. Arma was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the total consideration payable pursuant to the Merger Agreement or any other terms contemplated by the Merger Agreement. Furthermore, Arma expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by holders of Shares in the Merger or with respect to the fairness of any such compensation.

Arma is regularly engaged as a financial advisor in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. The Board selected Arma to act as financial advisor on the basis of, among other things, Arma’s strong familiarity with the Company, its business and its industry, Arma’s general reputation and expertise, as well as its expertise in similar transactions, the proposed terms of Arma’s engagement by the Company as its financial advisor, and available information regarding terms of financial advisory engagements in recent comparable transactions. The issuance of Arma’s opinion has been approved by its Fairness Opinion Review Committee.

Arma acted as the Company’s financial advisor in connection with the Merger and will receive from the Company an advisory fee currently estimated to be approximately $2.1 million, all of which, except for the retainer fee and the opinion fee discussed below, is contingent upon the consummation of the Merger. Under the engagement agreement, Arma became entitled to receive a fee of $500,000 upon the delivery of Arma’s opinion, which fee is not contingent upon the successful completion of the Merger or the conclusions reached in such opinion, and will be credited against any advisory fee due to Arma if the Transaction is successfully completed. In addition, the Company agreed to pay Arma a creditable retainer of $25,000 for the time period of April 1, 2013 through June 30, 2013, which was not contingent upon consummation of the Merger, as well as an incentive fee of $250,000 payable at the discretion of the Company which is contingent upon consummation of the Merger. The Company has agreed to indemnify Arma, its affiliates and certain related parties for losses, claims, liabilities, demands, damages, costs, charges and expenses that relate to, or arise out of or in connection with Arma’s engagement under the engagement agreement. The Company also agreed to reimburse Arma for its out-of-pocket expenses incurred in connection with Arma’s services under the engagement agreement. Prior to this engagement and during the two year period prior to the date hereof, no material relationship existed between Arma and its affiliates and either the Company, Parent or their respective affiliates pursuant to which compensation was received by Arma or its affiliates as a result of such a relationship. Arma may in the future, provide investment banking and financial advisory services to the Company, Parent, Purchaser or their respective affiliates, for which Arma would expect to receive compensation.

    (e) Projected Financial Information.

Important Information About the Company Forecasts

The Company does not as a matter of course make public long-term projections of its expected financial performance due to the unpredictability of the underlying assumptions and estimates. In connection with Parent’s evaluation of a potential transaction with the Company, the Company provided Parent with internal, non-public, financial projections for the fiscal year ending December 31, 2013, on a quarterly basis (the “Management Projections”), which were also provided to Arma in its capacity as financial advisor to the Company. The Management Projections also were reviewed with the Board in connection with its consideration of the proposed Transaction.

In addition, in connection with rendering its opinion, Arma reviewed certain non-public projected financial data for the 2014 to 2017 calendar year periods relating to the Company that were reviewed and approved by the Company’s senior management for use in connection with Arma’s opinion and analysis and which the Company’s senior management informed Arma are reasonable (the “Financial Forecasts” and, together with the Management Projections, the “Company Forecasts”). At the direction of the Company and based upon assurances by the Company’s senior management, Arma relied on the Company Forecasts in connection with its analyses, as described under “Item 4. Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

The Company Forecasts are included in this Schedule 14D-9 solely to give the Company’s stockholders access to the Management Forecasts that were made available to Parent and the Financial Forecasts reviewed by Arma, and are not included in this Schedule 14D-9 in order to influence any stockholder of the Company to make any investment decision with respect to the Offer or any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The Company Forecasts were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles, or “GAAP”. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, nor the Company’s financial advisor has compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability. The Company Forecasts may differ from publicized analysts estimates and forecasts.

The Company Forecasts reflect numerous estimates and assumptions made by the Company including industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Company Forecasts do not give effect to the Offer or the Merger, or any alterations that the Company’s management or the Board may make to the Company’s operations or strategy after the completion of the Offer and the Merger. Accordingly, there can be no assurance that the assumptions made in preparing the Company Forecasts will prove accurate or that any of the Company Forecasts will be realized.

The Company Forecasts reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and frequent revisions attributable to the volatility of the Company’s industry and based on actual experience and business developments. As such, the Company Forecasts constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, client requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and in the Company’s other filings with the SEC. The Company Forecasts cannot, therefore, be considered a guaranty of future operating results, and the Company Forecasts should not be relied upon as such.

The inclusion of the Company Forecasts should not be regarded as an indication that the Company, Parent, Arma or anyone who received any of the Company Forecasts then considered, or now considers, the Company Forecasts to be a reliable prediction of future events, and this information should not be relied upon as such. None of the Company, Parent, Arma or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Company Forecasts described below. None of the Company, Parent, Arma or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the Company Forecasts if any of them are or become inaccurate (even in the short term).

The Company Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The Company Forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the Transaction. Further, the Company Forecasts do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the Company Forecasts included in this Schedule 14D-9.

Management Projections

The Management Projections included the following estimates of the Company’s future financial performance:

(in thousands of $)	March 31, 2013E(1)	June 30, 2013E	September 30, 2013E	December 31, 2013E
Revenues	11,450	11,675	13,368	15,015
Cost of revenues	4,652	4,579	4,942	5,360
Total operating expenses	7,837	7,619	7,474	7,570
Operating (loss) income	(1,039)	(522)	952	2,085
Adjusted EBITDA(2)	(688)	(171)	1,303	2,437
Pro Forma EBITDA(3)	(43)	434	1,888	3,022

(1)	For the actual March 31, 2013 financial results, see the Company’s Quarterly Report on Form 10-Q for the quarter ended on March 31, 2013.
(2)	Non-GAAP measure. EBITDA, or earnings before interest, taxes, depreciation and amortization, equals net loss less interest income, foreign currency exchange gains and tax benefit, plus foreign currency exchange losses and depreciation and amortization expense. Adjusted EBITDA is a measure of financial performance that the Company calculates as EBITDA plus stock-based compensation expense, increases in adjustments to contingent consideration and severance expense, less decreases in adjustments to contingent consideration.
(3)	Non-GAAP measure. Pro Forma EBITDA is calculated as Adjusted EBITDA less expenses associated with ongoing compliance requirements of the Company under the Exchange Act, the rules and regulations of The NASDAQ Stock Market and other legal and regulatory requirements applicable to the Company as a result of its registration as a public company under the Exchange Act. These expenses include salaries and benefits for incremental accounting and finance personnel, the fees of outside (non-employee) directors, the costs of SEC reporting (including related fees of outside legal counsel), additional premiums for director and officer insurance and incremental accountant fees for audits and tax advice.

Financial Forecasts

The Financial Forecasts included the following estimates of the Company’s future financial performance:

	Fiscal Year
(in thousands of $)	2014E	2015E	2016E	2017E
Revenues	55,191	59,137	63,365	67,895
Cost of revenues	19,991	20,415	20,798	21,131
Total operating expenses	34,730	36,562	38,480	40,484
Adjusted EBITDA(1)	3,932	4,804	6,700	9,006
Free cash flow(2)	2,147	2,892	4,650	4,612

(1)	Non-GAAP measure. EBITDA, or earnings before interest, taxes, depreciation and amortization, equals net loss less interest income, foreign currency exchange gains and tax benefit, plus foreign currency exchange losses and depreciation and amortization expense. Adjusted EBITDA is a measure of financial performance that the Company calculates as EBITDA plus stock-based compensation expense, increases in adjustments to contingent consideration and severance expense, less decreases in adjustments to contingent consideration.
(2)	Non-GAAP measure. Free cash flow is calculated as Adjusted EBITDA less provision for income taxes, capital expenditures and changes in net working capital.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement agreement dated February 1, 2013, the Company retained Arma to act as its financial advisor with respect to pursuing strategic alternatives for the Company, including a possible sale of the

Company. In connection with that engagement, the Board requested that Arma evaluate the fairness, from a financial point of view, of the Offer Price of $5.00 per Share to be paid pursuant to the Merger Agreement to the holders of Shares (other than Parent, Purchaser, the Supporting Stockholders and their respective affiliates).

At the meeting of the Board on May 18, 2013, Arma rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing, that, based on and subject to the various assumptions and limitations stated in the opinion, as of May 18, 2013, the Offer Price of $5.00 per Share to be paid pursuant to the Merger Agreement to the holders of Shares was fair, from a financial point of view, to such holders (other than Parent, Purchaser, the Supporting Stockholders and their respective affiliates).

For Arma’s services as financial advisor to the Company in connection with the Transaction, if the Transaction is successfully completed, Arma will receive an advisory fee currently estimated to be approximately $2.1 million, which is based on the aggregate Offer Price of $5.00 per Share to be paid by Parent in connection with the Transaction and includes a $250,000 discretionary incentive fee the Board has determined to pay pursuant to the engagement agreement. Under the engagement agreement, Arma became entitled to receive a fee of $500,000 upon the delivery of Arma’s opinion, which fee is not contingent upon the successful completion of the Transaction or the conclusions reached in such opinion, and will be credited against any advisory fee due to Arma if the Transaction is successfully completed. In addition, the Company agreed to pay Arma a creditable retainer of $25,000 for the time period of April 1, 2013 through June 30, 2013, which is not contingent upon the successful completion of the Transaction. If the Transaction is not completed during the term of the engagement agreement or within twelve months thereafter, and the Company receives a termination, break-up, topping or similar fee or payment during such period, Arma will be entitled to a specified percentage of that fee or payment in cash, when it is received by the Company. Under the engagement agreement, the Company has also agreed to indemnify Arma, its affiliates and certain related parties for losses, claims, liabilities, demands, damages, costs, charges and expenses that relate to, or arise out of or in connection with, Arma’s engagement under the engagement agreement. The Company also agreed to reimburse Arma for its out-of-pocket expenses incurred in connection with Arma’s services under the engagement agreement. The terms of the engagement agreement were negotiated at arm’s-length between the Company and Arma and the Board was aware of this fee arrangement and the other terms of the engagement at the time of its approval of the Merger Agreement.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer and the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

Item 6. Interest in Securities of the Subject Company.

No transactions in Shares have been effected by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Transaction Date	Number of Shares (#)	Sale or Exercise Price per Share ($)	Nature of Transaction
Timothy R. Segall	4/11/13	924	2.99	Disposition of Shares to the Company to pay the withholding taxes associated with the vesting of Shares under RSUs
Mark D. Friedman	4/11/13	773	2.99	Disposition of Shares to the Company to pay the withholding taxes associated with the vesting of Shares under RSUs

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8. Additional Information.

(a) Information Statement.

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to the Company’s stockholders in connection with the possible designation by Purchaser of persons to the Board other than at a meeting of the Company’s stockholders, and such Information Statement is incorporated herein by reference.

(b) Antitakeover Statutes and Provisions.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time that such person became an interested stockholder, unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in such person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding those shares owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following such time the business combination in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has taken all actions necessary such that the restrictions on business combinations set forth in Section 203 of the DGCL do not apply to Parent or Purchaser with respect to or as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

(c) Short-Form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to effect the Merger without calling a meeting of the Company’s stockholders to vote on the adoption of the Merger Agreement. If Purchaser does not acquire at least 90% of the outstanding Shares, Purchaser would have to seek approval by the Company’s stockholders at a stockholders meeting to adopt the Merger Agreement.

The Company granted Purchaser a Top-Up Option, subject to certain limitations, to purchase from the Company at a price per Share equal to the Offer Price the number of Top-Up Option Shares sufficient to cause Purchaser to own one Share more than 90% of the sum of (i) the total number of Shares outstanding immediately after the issuance of the Top-Up Option Shares plus (ii) the total number of Shares that are issuable within ten business days after the issuance of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding convertible securities of the Company.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a short-form merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the Shares following completion of the Offer. After the purchase of the Shares by the Purchaser pursuant to the Offer, if the conditions to the Offer are satisfied, the Purchaser will own sufficient Shares together with the Top-Up Option to effect the Merger without the affirmative vote of any other stockholder of the Company.

(d) Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares who did not tender their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures of Section 262 of the DGCL (“Section 262”). Each such holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher than, lower than, or equal to the Offer Price or the Merger Consideration. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price and the Merger Consideration.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in Section 262, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. FAILURE TO COMPLY WITH THE REQUIREMENTS OF SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

The Merger Agreement provides that the Surviving Corporation will not assert that any dilutive impact on the value of the Shares as a result of the issuance of Shares to Purchaser pursuant to the Top-Up Option should be considered in connection with the determination of the fair value of the Dissenting Shares.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT TO SUCH SHARES BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

    (e) Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

On May 28, 2013, the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC. On June 3, 2013, the Company and Greeneden Topco S.C.A., a Luxembourg société en commandite par actions and ultimate parent entity of Parent, were granted early termination, effective June 3, 2013, of the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied.

    (f) Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2012;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013; and

•	the Company’s Current Reports on Form 8-K, filed with the SEC on February 14, 2013, May 16, 2013 and May 21, 2013.

    (g) Golden Parachute Compensation

The following table sets forth for each of the Company’s named executive officers the compensation that is based on or otherwise relates to the Offer and the Merger and that may become payable to such named executive officer, assuming:

•	the Merger was consummated on June 1, 2013, the last practicable date prior to the filing of this Schedule 14D-9;

•	the price per Share paid by Parent in the Offer is $5.00; and

•	that the employment of the named executive officers was terminated by the Company without cause or the named executive officers resigned for good reason immediately following such consummation.

For additional details regarding the terms of the payments quantified below, see “Item 3(a)—Arrangements with Executive Officers and Directors of the Company” above.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
James A. Milton	373,150	2,846,855	27,661	3,247,666
Robert C. Leahy	300,492	1,349,518	27,136	1,677,146
Mark D. Friedman	279,555	780,000	18,031	1,077,586

(1)	Represents the pre-tax value of the lump sum cash severance payments that each named executive officer would be entitled to receive upon a termination of employment by the Company without cause or upon a resignation by the named executive officer for good reason, in the case of Messrs. Milton and Leahy, at any time, and, in the case of Mr. Friedman, within six months of the consummation of the Merger. These amounts consist of the sum of (i) the product of (a) the executive’s annual bonus for the most recently completed fiscal year ($55,080 for Mr. Milton, $34,450 for Mr. Friedman and $64,780 for Mr. Leahy) multiplied by (b) a fraction, the numerator of which is the number of days elapsed in the then-current fiscal year through the termination date and the denominator of which is 365, and (ii) the executive’s highest base salary received in the 12-month period preceding the termination date ($350,200 for Mr. Milton, $265,200 for Mr. Friedman and $273,500 for Mr. Leahy) plus the executive’s commission, if any, for the most recently completed fiscal year. For more detail, see “Item 3(a) – Arrangements with Executive Officers and Directors of the Company” above
(2)	Represents the value of Options and RSUs held by the Company’s named executive officers that will be cashed out upon consummation of the Merger. The value of the Options represents the number of Shares subject to each Option (both vested and unvested) held by the executive multiplied by the excess (if any) of the Offer Price over the Option’s exercise price ($2,515,790 for Mr. Milton, $582,060 for Mr. Friedman and $1,119,953 for Mr. Leahy). The value of the RSUs represents the number of Shares subject to each RSU multiplied by the Offer Price ($331,065 for Mr. Milton, $197,940 for Mr. Friedman and $229,565 for Mr. Leahy). Notwithstanding the terms of the Change in Control Agreements, the Board has approved the acceleration of all outstanding unvested Options and RSUs in connection with the Transaction. For more detail, see “Treatment of Stock Options” and “Treatment of Restricted Stock Units” above.
(3)	Represents the estimated value of COBRA premiums that each named executive officer may be eligible to receive pursuant to his or her Executive Retention Agreement, upon a termination of employment by the Company without cause or upon a resignation by the named executive officer for good reason, in the case of Messrs. Milton and Leahy, at any time, and, in the case of Mr. Friedman, within six months of the consummation of the Merger. The material terms of which are described above under “—Agreements with Executive Officers.”

Please note that the amounts indicated above are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth above.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)	Offer to Purchase dated June 4, 2013 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Parent and Purchaser on June 4, 2013).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Parent and Purchaser on June 4, 2013).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Parent and Purchaser on June 4, 2013).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Parent and Purchaser on June 4, 2013).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Parent and Purchaser on June 4, 2013).

(a)(6)	Letter to Stockholders of the Company dated June 4, 2013.*

(a)(7)	Joint Press Release issued by Parent and the Company on May 20, 2013 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Company on May 21, 2013).

(a)(8)	Form of Summary Advertisement as published in The Wall Street Journal on June 4, 2013 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Parent and Purchased on June 4, 2013).

(e)(1)	Agreement and Plan of Merger, dated as of May 20, 2013, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Company on May 21, 2013).

(e)(2)	Confidentiality Agreement, dated as of February 27, 2013, between Greeneden U.S. Holdings II, LLC and the Company (incorporated by reference to Exhibit (d)(8) of the Schedule TO filed by Parent and Purchaser on June 4, 2013).

(e)(3)	Exclusivity Agreement, dated May 4, 2013, between the Company and Greeneden U.S. Holdings II, LLC, an affiliate of Parent.

(e)(4)	Tender and Support Agreement, dated May 20, 2013, by and among the Parent, the Purchaser, and Commonwealth Capital Ventures III, L.P. (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K filed on May 21, 2013)

(e)(5)	Tender and Support Agreement, dated May 20, 2013, by and among the Parent, the Purchaser, and CCV III Associates, L.P. (incorporated by reference to Exhibit 2.3 to the Company’s Form 8-K filed on May 21, 2013)

(e)(6)	Tender and Support Agreement, dated May 20, 2013, by and among the Parent, the Purchaser, and North Bridge Venture Partners IV-A, L.P. (incorporated by reference to Exhibit 2.4 to the Company’s Form 8-K filed on May 21, 2013)

(e)(7)	Tender and Support Agreement, dated May 20, 2013, by and among the Parent, the Purchaser, and North Bridge Venture Partners IV-B, L.P. (incorporated by reference to Exhibit 2.5 to the Company’s Form 8-K filed on May 21, 2013)

(e)(8)	Tender and Support Agreement, dated May 20, 2013, by and among the Parent, the Purchaser, and James A. Milton (incorporated by reference to Exhibit 2.6 to the Company’s Form 8-K filed on May 21, 2013)

Exhibit No.	Description

(e)(9)	Tender and Support Agreement, dated May 20, 2013, by and among the Parent, the Purchaser, and Timothy R. Segall (incorporated by reference to Exhibit 2.7 to the Company’s Form 8-K filed on May 21, 2013)

(e)(10)	Form of Executive Retention Agreement entered into between the Company and each of James A. Milton, Mark D. Friedman, Robert C. Leahy and Timothy R. Segall (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on April 5, 2012)

(e)(11)	Form of Change in Control Agreement entered into as of May 1, 2009 between the Company and James A. Milton (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on April 21, 2009)

(e)(12)	Form of Change in Control Agreement entered into between the Company and each of Mark D. Friedman, Robert C. Leahy and Timothy R. Segall (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on November 28, 2008)

(e)(13)	Form of Indemnification Agreement entered into (or to be entered into) between the Company and each of its executive officers and directors from time to time (incorporated by reference to Exhibit 10.17 to the Company’s Form S-1 filed on October 15, 2007)

(e)(14)	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed on November 14, 2007)

(e)(15)	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.4 to the Company’s Form S-1 filed on October 15, 2007)

Annex A	Information Statement.*

Annex B	Opinion of US Arma Partners LP, dated May 18, 2013.*

*	Included with the statement mailed to the stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUNDBITE COMMUNICATIONS, INC.

Dated: June 4, 2013	By:	/s/ Robert C. Leahy
Robert C. Leahy
Chief Operating Officer, Chief Financial Officer and Treasurer

ANNEX A

INFORMATION STATEMENT

SOUNDBITE COMMUNICATIONS, INC.

22 Crosby Drive

Bedford, Massachusetts 01730

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH

THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about June 4, 2013 to holders of common stock, par value $0.001 per share (the “shares”) of SoundBite Communications, Inc., a Delaware corporation (the “Company”, “we” or “our”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer by Sonar Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Parent”), for all outstanding shares. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser, without a meeting, to at least a majority of the seats on the board of directors of the Company (the “board” or “board of directors”).

On May 20, 2013, the Company, Parent and Purchaser entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent, through Purchaser, is required to commence an offer to acquire all of the Company’s shares for $5.00 per share (the “Offer Price”), net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together, with the Offer to Purchase and any amendments or supplements, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement or as may be required by applicable law, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on July 1, 2013 (as may be extended, the “Expiration Date”). Copies of the Offer to Purchase and the accompanying Letter of Transmittal and summary advertisement have been mailed to the stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO, dated June 4, 2013 (as amended or supplemented from time to time, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on June 4, 2013.

The Merger Agreement provides, among other things, that upon the terms and subject to the conditions set forth in the Merger Agreement, following consummation of the Offer, and in accordance with the Delaware General Corporation law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company as the surviving corporation and a direct, wholly owned subsidiary of Parent. At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (excluding shares held by (i) the Company directly or indirectly (including shares held in treasury), Parent, Purchaser or any other subsidiary of Parent or (ii) stockholders of the Company who properly exercised their appraisal rights under the DGCL) will be converted into the right to receive the price per share paid in the Offer, in cash, without interest. A copy of the Merger Agreement is filed as Exhibit 2.1 of the Form 8-K filed by the Company on May 21, 2013, and is incorporated herein by reference.

The Offer, the Merger, and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company on June 4, 2013 and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. Please read this

Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Certain information contained in this Information Statement concerning Parent, Purchaser and their director designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER’S DESIGNEES

Right to Designate Directors

The Merger Agreement provides that promptly after the acceptance for payment by Purchaser of shares pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the nearest whole number, on the board as will give Purchaser representation on the board equal to the product of (i) the total number of directors on the board (after giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that the number of shares beneficially owned by Parent or Purchaser at such time (including shares accepted for payment by the Purchaser pursuant to the Offer) bears to the total number of shares then outstanding on a fully diluted basis.

Notwithstanding the right of Purchaser to appoint directors to the board after the Offer, at all times prior to the effective time of the Merger, the board will consist of at least three directors who were directors of the Company on the date of the Merger Agreement and who qualify as independent directors for purposes of the continued listing requirements of The NASDAQ Stock Market (the “Independent Directors”). Following the appointment of Purchaser’s designees, constituting the majority of the board, and prior to the effective time of the Merger, the approval by the majority of Independent Directors then in office will be required to authorize (i) any amendment or modification to the Merger Agreement, (ii) any termination of the Merger Agreement by the Company, (iii) any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, (iv) any waiver of any condition to the Company’s obligations or rights under the Merger Agreement or (v) any amendment to the Company’s certificate of incorporation or by-laws.

Purchaser’s Designees

Purchaser has informed the Company that promptly following its purchase of shares pursuant to the Offer, Purchaser may exercise its rights under the Merger Agreement to obtain representation on, and control of, the board by requesting that the Company provide it with the maximum representation on the board to which it is entitled under the Merger Agreement. Purchaser has informed the Company that it will choose its designees to the board from among the persons identified below. In the event that additional designees are required in order to constitute a majority of the Company’s board, such additional designees will be selected by Purchaser from among the directors and executive officers of Parent and Purchaser contained in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table was prepared from information furnished to the Company by Purchaser and sets forth, with respect to each individual who may be designated by Purchaser as a designee, the name, age of the individual as of the date of this Information Statement, and such individual’s present principal occupation and employment history during the past five years. The business address of each person listed below is 2001 Junipero Serra Boulevard, Daly City, California.

Name	Age	Current Principal Occupation and Five-Year Employment History
Mark Alloy	58	Mr. Alloy is Treasurer and Vice President of Tax at Genesys Telecommunications Laboratories, Inc., a position he has held since 2012. Prior to that, he was Treasurer and Senior Vice President of Tax at Rovi Corporation from 2006 to 2012.

James Budge	46	Mr. Budge has been Chief Financial Officer and Chief Operating Officer at Genesys Telecommunications Laboratories, Inc. since 2012. He was Chief Financial Officer and Chief Operating Officer at Rovi Corporation from 2005 to 2012. Mr. Budge currently serves as a member of the board of directors of Comverse, Inc., which he joined in 2012.

Name	Age	Current Principal Occupation and Five-Year Employment History
James M. Rene	54	Mr. Rene has been Chief Legal Officer and Chief Ethics and Compliance Officer at Genesys Telecommunications Laboratories, Inc. since 2012. He was previously General Counsel-Enterprise at Alcatel-Lucent from 2000 to 2012.

Paul Segre	52	Mr. Segre has been Chief Executive Officer at Genesys Telecommunications Laboratories, Inc. since 2012. Prior to that, he was President of the Application Group at Alcatel-Lucent from 2007 to 2012.

Purchaser has informed the Company that, to its knowledge, none of the persons listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Purchaser has informed the Company that, to its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Purchaser has informed the Company that, to its knowledge, none of the persons listed above or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Purchaser designees may assume office as promptly as practicable following the purchase by Purchaser of shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time, at the end of the day on July 1, 2013, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the board. It is not currently known which of the current directors of the Company will resign. To the extent the board will consist of persons who are not nominees of Purchaser, the board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CERTAIN INFORMATION REGARDING THE COMPANY

The shares are the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. As of June 1, 2013, there were 75,000,000 shares authorized, of which 16,552,544 were outstanding.

CURRENT EXECUTIVE OFFICERS OF THE COMPANY

Executive Officers

The following table contains biographical information, as of June 1, 2013, of each of our executive officers:

James A. Milton President and Chief Executive Officer	Mr. Milton began serving as our President and Chief Executive Officer and one of our directors in May 2009. Mr. Milton served as President and Chief Operating Officer of Intervoice, Inc., a provider of software-based interactive voice response, contact center and mobile messaging solutions, from March 2008 to September 2008, when Intervoice was acquired by Convergys Corporation. Following the acquisition of Intervoice, he served as Senior Vice President—Sales, Marketing and Professional Services of Convergys, a provider of relationship management solutions, from September 2008 to March 2009. From 2006 to February 2008, he served as Executive Vice President and Chief Operating Officer of Intervoice. He served as a director of Intervoice from June 2008 to September 2008. He is 52 years old.

Robert C. Leahy Chief Operating Officer and Chief Financial Officer	Mr. Leahy has served as Chief Operating Officer since September 2006 and as Chief Financial Officer since February 2007. From 1987 to 2005, Mr. Leahy served as Vice President Finance and Operations and Chief Financial Officer of Brooktrout, Inc., a NASDAQ-listed developer of software and hardware platforms that was acquired by EAS Group, Inc. in 2005. He is 60 years old.

Mark D. Friedman Executive Vice President and General Manager, Mobile Services Business Unit, and Chief Marketing and Business Development Officer	Mr. Friedman has served as Executive Vice President and General Manager, Mobile Services Business Unit, and Chief Marketing and Business Development Officer since July 2011 and Chief Marketing and Business Development Officer from December 2007 to July 2011. He served in various capacities at Peppercoin, Inc., a developer of secure micropayments solutions, from 2005 until its acquisition by Chockstone, Inc. in 2007. His positions at Peppercoin included President and Chief Executive Officer and Vice President, Sales and Market Development. From 2002 to 2007, Mr. Friedman also served as President of GTM Consulting, Inc., a marketing consulting firm that he founded. He is 50 years old.

Timothy R. Segall Chief Technology Officer	Mr. Segall has served as Chief Technology Officer since January 2002. From June 2000 to December 2006, Mr. Segall served as our Vice President, Engineering. He is 53 years old.

There are no family relationships among any of the directors or executive officers. None of the executive officers is related by blood, marriage or adoption to any of our other directors, director nominees or executive officers.

EXECUTIVE COMPENSATION

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers, who consist of our principal executive officer and two other most highly compensated executive officers in 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
James A. Milton	2012	$340,000	—		$90,340	$55,080	$36,000	(3)	$521,420
President and Chief Executive Officer	2011	330,000	—		—	—	36,000	(3)	366,000
Mark D. Friedman	2012	257,500	$25,000	(4)	63,238	59,341			405,079
Executive Vice President and General Manager, Mobile Services Business Unit, and Chief Marketing and Business Development Officer	2011	250,000	20,000	(5)	66,595	48,162	—		384,757
Robert C. Leahy	2012	265,500	25,000	(4)	90,340	39,780	—		420,620
Chief Operating Officer and Chief Financial Officer	2011	257,500	20,000	(5)	66,595	—	—		344,095

(1)	These amounts have been calculated in accordance with FASB Accounting Standards Codification Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of the assumptions relating to our valuations of these stock awards (restricted stock units) and stock options, please see notes 2 and 7 to the financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 4, 2013. These amounts reflect our accounting expense for these stock awards and stock options and do not correspond to the actual value that may be recognized by the named executive officers.

(2)	Amounts shown consist of awards based on performance under our 2011 and 2012 Management Cash Compensation Plans. For additional information, see “—2012 Management Cash Compensation Plan.” Mr. Friedman’s amounts include payments made for the mobile services business unit revenue component of $48,162 pursuant to the 2011 Management Cash Compensation Plan and $49,891 pursuant to the 2012 Management Cash Compensation Plan.
(3)	Amount shown consists of reimbursements for rental expense.
(4)	Amount shown consists of a one-time discretionary cash bonus of paid in connection with our acquisition of 2ergo Americas in February 2012.
(5)	Amount shown consists of a one-time discretionary cash bonus of paid in connection with our acquisition of SmartReply in June 2011.

Grants of Plan-Based Awards

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during 2012 to the named executive officers:

		Estimated Future Payouts Under Non- Equity Incentive Plan	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option
		Award(s)
Name	Grant Date	Target($)(1)	Options(#)	($/Sh)(2)	Awards($)(3)
James A. Milton	—	$180,000	—	—	—
	3/19/12	—	21,875	$3.05	$39,524
	3/19/12	—	28,125	3.05	50,816
Mark D. Friedman	—	105,000	—	—	—
	3/19/12	—	28,327	3.05	51,181
	3/19/12	—	6,673	3.05	12,057
Robert C. Leahy	—	130,000	—	—	—
	3/19/12	—	15,333	3.05	27,704
	3/19/12	—	34,667	3.05	62,636

(1)	Indicates the target amounts under the 2012 Management Cash Compensation Plan. For amounts actually earned during 2012, see the “Non-Equity Incentive Plan Compensation” column under “—Summary Compensation Table” above. For a description of the 2012 Management Cash Compensation Plan, see “—2012 Management Cash Compensation Plan” below.
(2)	Each stock option was granted with an exercise price equal to the fair market value of our common stock on the grant date.
(3)	The amounts shown represent compensation expense recognized for financial statement purposes under ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of the assumptions relating to our valuations of the stock awards (restricted stock units) and option awards, see notes 2 and 7 to the financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 4, 2013. These amounts reflect our accounting expense for these stock awards and stock options and do not correspond to the actual value that may be recognized by the named executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding option awards and stock awards (restricted stock units) held as of December 31, 2012 by the named executive officers.

	Number of Securities Underlying Unexercised Options			Option Exercise	Option Expiration	Shares or Units of Stock That Have Not Vested
Name	Exercisable(#)		Unexercisable(#)(1)	Price($)(2)	Date	Number(#)(1)		Market Value($)(#)
James A. Milton	58,823	(4)	—	$1.70	4/30/19	—		—
	116,177	(4)	—	1.70	4/30/19	—		—
	334,437	(4)	14,094	1.70	4/30/19	—		—
	117,646	(4)	58,823	1.70	4/30/19	—		—
	37,983	(5)	17,267	3.04	3/07/20	—		—
	9,375	(6)	12,500	3.05	3/18/22	—		—
	—	(6)	28,125	3.05	3/18/22	—		—
	—		—	—	—	12,454	(7)	$35,992
Mark D. Friedman	82,500	(5)	—	6.90	12/18/17	—		—
	65,000	(6)	—	2.50	9/07/18	—		—
	10,000	(8)	4,167	2.06	5/25/19	—		—
	25,833	(9)	—	2.06	5/25/19	—		—
	7,500	(10)	7,500	3.00	12/08/19	—		—
	15,000	(11)	—	3.00	12/08/19	—		—
	4,932	(12)	6,177	3.04	3/07/20	—		—
	8,641	(13)	—	3.04	3/07/20	—		—
	17,708	(14)	32,292	2.30	7/31/21	—		—
	386	(6)	27,941	3.05	3/18/22	—		—
	6,176	(6)	497	3.05	3/18/22	—		—
	—		—	—	—	3,782	(7)	10,930
Robert C. Leahy	59,319	(6)	—	1.01	9/07/16	—		—
	99,434	(6)	—	1.01	9/07/16	—		—
	26,400	(5)	—	8.70	2/28/17	—		—
	30,000	(6)	—	4.85	3/16/18	—		—
	43,000	(6)	5,000	2.06	5/25/19	—		—
	22,500	(6)	7,500	3.00	12/08/19	—		—
	16,035	(6)	7,619	3.04	3/07/20	—		—
	696	(6)	—	3.04	3/07/20	—		—
	10,952	(15)	32,292	2.30	7/31/22	—		—
	6,756	(15)	—	2.30	7/31/22	—		—
	9,375	(6)	5,958	3.05	3/18/22	—		—
	—		34,667	3.05	3/18/22	—		—
	—		—	—	—	4,657	(7)	13,459

(1)	For each of the awards, 25% of the then-unvested shares will vest upon a merger or consolidation effecting a change in control, a sale of all or substantially all of our assets, or a sale of a majority of our outstanding voting securities. As of December 31, 2012, each of the named executive officers was party to an agreement under which the unvested shares subject to these awards will vest in full if (a) appropriate arrangements are not made for the continuation of the awards following a change in control or (b) the officer’s employment is terminated by us without cause, or by the officer for specified reasons, within 6 months after a change in control. See “—Executive Compensation Agreements—Change in Control Agreements” below.
(2)	Each stock award was granted with an exercise price equal to the fair market value of our common stock on the grant date.
(3)	Market values are calculated based on the closing market price of common stock as reported on The NASDAQ Global Market on December 31, 2012, which was $2.89 per share.

(4)	25% of the shares vested on the first anniversary of the grant date, and the balance vests in equal monthly installments over the following 3 years.
(5)	25% of the shares vested on the first anniversary of the grant date, and the balance vests in equal monthly installments over the following 3 years.
(6)	Shares vest in 48 equal monthly installments.
(7)	Shares vest in 16 equal quarterly installments.
(8)	Shares vest in 17 equal quarterly installments, beginning on January 26, 2012.
(9)	Shares vest in 31 equal monthly installments.
(10)	Shares vest in 24 equal monthly installments, beginning on January 9, 2012.
(11)	Shares vest in 24 equal monthly installments.
(12)	Shares vest in 27 equal monthly installments, beginning on January 8, 2012.
(13)	Shares vest in 21 equal monthly installments.
(14)	18.75% of the shares vested on April 8, 2012, and the balance vests in equal monthly installments over the following 3 years.

Option Exercises and Stock Awards Vested in Fiscal Year 2012

None of our named executive officers exercised stock options during 2012.

The following table provides information regarding stock awards (restricted stock units) held by the named executive officers that vested during 2012. The stock awards were granted on March 8, 2010.

	Stock Awards
Name	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(1)
James A. Milton	27,396	$79,174
Mark D. Friedman	8,318	24,039
Robert C. Leahy	10,243	29,602

(1)	Value realized is calculated by multiplying the number of shares vested on a date during 2012 by the closing market price of common stock as reported on The NASDAQ Global Market on such date. These amounts do not correspond to the actual value that may be recognized by the officers.

Equity Compensation Plans

We have two equity compensation plans. Our 2000 Stock Option Plan was adopted in July 2000. Following the completion of our initial public offering in November 2007, no additional shares may be issued under the 2000 Stock Option Plan other than pursuant to stock options then outstanding. Our 2007 Stock Incentive Plan became effective upon completion of our initial public offering. As of December 31, 2012, stock options were outstanding pursuant to these plans to purchase up to a total of 3,470,329 shares of common stock at a weighted average exercise price of $2.64 per share. Under these outstanding stock options, a total of 2,578,889 shares had vested as of December 31, 2012 and had a weighted average exercise price of $2.64 per share.

2007 Stock Incentive Plan

As of December 31, 2012, stock options were outstanding under the 2007 Stock Incentive Plan to purchase up to 3,031,352 shares of common stock and 1,787,917 shares of common stock were available for future grant. The number of shares available for future grant is subject to increase to the extent any shares of common stock subject to awards outstanding under the 2000 Stock Option Plan expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right. In addition, the 2007 Stock Incentive Plan contains an “evergreen” provision, which provides for an annual increase in the number of shares available for issuance under the plan on January 1 of each year from 2009 through 2017. The annual increase in the number of shares of common stock will equal the least of:

•	1,500,000;

•	5% of the number of shares outstanding as of such date; and

•	a number determined by the board of directors.

Under this provision, the number of shares available for grant under the 2007 Stock Incentive Plan increased by 824,918 shares as of January 1, 2013 and, as a result, a total of 2,612,835 shares were available for future grant under the 2007 Stock Incentive Plan as of that date.

The compensation committee administers the 2007 Stock Incentive Plan. The 2007 Stock Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards. Our executive officers, employees, consultants, advisors and directors, and those of any of our subsidiaries, are eligible to receive awards under the 2007 Stock Incentive Plan. Under present law, however, incentive stock options qualifying under Section 422 of the Internal Revenue Code may only be granted to employees.

Stock options entitle the holder to purchase a specified number of shares of common stock at a specified price, subject to the other terms and conditions contained in the option grant. The compensation committee will determine the recipients of stock options and with respect to each stock option granted:

•	the number of shares subject to the stock option;

•	the exercise price of the stock option, which may be no less than the fair market value of the common stock on the grant date;

•	the vesting schedule of the stock option;

•	the duration of the stock option; and

•	the manner of payment of the exercise price of the stock option.

Restricted stock awards entitle the recipient to acquire shares of common stock, subject to our right to repurchase all or part of the shares from the recipient in the event the conditions specified in the award are not satisfied. The compensation committee will determine the recipients of restricted stock awards and with respect to each restricted stock award granted:

•	the number of shares subject to the restricted stock award;

•	the purchase price, if any, of the restricted stock award;

•	the vesting schedule of the restricted stock award; and

•	the manner of payment of the purchase price, if any, for the restricted stock award.

No award may be granted under the 2007 Stock Incentive Plan after July 31, 2017, but the vesting and effectiveness of awards granted before that date may extend beyond that date.

2000 Stock Option Plan

As of December 31, 2012, stock options were outstanding under the 2000 Stock Option Plan to purchase up to 438,977 shares of common stock. No additional shares may be issued under the 2000 Stock Option Plan other than pursuant to stock options outstanding when our initial public offering was completed in November 2007.

401(k) Plan

We maintain a deferred savings retirement plan for employees that is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute his or her pre-tax compensation, up to a statutory limit ($17,000 in 2012). For employees 50 years of age or older, an additional catch-up contribution ($5,500 in 2012) is allowed. Under the plan, each employee is fully vested in his or her deferred salary contributions. We may make discretionary contributions subject to established limits and a vesting schedule, but have not made any such contributions to date.

2012 Management Cash Compensation Plan

The 2012 management cash compensation plan, or the Compensation Plan, was adopted and approved for the following executive officers, or the Plan Executives:

•	James A. Milton, President and Chief Executive Officer;

•	Robert C. Leahy, Chief Operating Officer and Chief Financial Officer;

•	Mark D. Friedman, Executive Vice President and General Manager, Mobile Services Business Unit, and Chief Marketing and Business Development Officer; and

•	Timothy R. Segall, Chief Technology Officer.

In December 2011 the compensation committee considered and approved, subject to board approval, an initial version of the Compensation Plan that was based on our board-approved 2012 operating plan. In March 2012, before the board had considered the initial version of the compensation plan, the compensation committee determined it was appropriate to modify the initial version of the Compensation Plan in order to give effect to reflect (a) the board-approved operating plan for 2ergo Americas, which we acquired in February 2012, and (b) increased legal fees due to new litigation activity. The Compensation Plan, which reflects those modifications, was reviewed and approved, subject to board approval, by the compensation committee in March 2012, and then approved by the board on August 2, 2012. The principal terms of the Compensation Plan are summarized below.

The Compensation Plan has two components: base salary and variable performance-based bonuses. In establishing the participants’ base salary and bonus levels for 2012, the compensation committee reviewed information provided by an independent executive compensation consulting firm for purposes of establishing 2012 compensation for the Plan Executives, together with updates of that information prepared by management at the request of the compensation committee. The recommended 2012 base salaries and bonus levels were based on a number of factors, including a comparison of base salaries and bonuses for comparable positions at the peer companies, the responsibilities of the position, the experience of the Plan Executives and the required knowledge of the Plan Executives.

Base Salaries

The 2012 annual base salaries of the Plan Executives as established under the Compensation Plan were as follows:

•	James A. Milton, $340,000;

•	Robert C. Leahy, $265,500;

•	Mark D. Friedman, $257,500; and

•	Timothy R. Segall, $257,500.

Variable Performance-Based Compensation

The aggregate target bonus amount established under the Compensation Plan for Messrs. Milton, Leahy and Segall was $415,000.

The portion of the aggregate target bonus payable to Messrs. Milton, Leahy and Segall was based upon components for revenue (33%), pro forma operating income (33%) and strategic initiatives and goals (34%).

•

The revenue component of the bonus target was to be earned on an annual basis and computed in accordance with a schedule approved by the Compensation Committee, which schedule was required to provide that the revenue component would be payable in full if and only if revenue for 2012 equaled or exceeded the amount of revenue reflected in our operating plan for 2012.

•

Pro forma operating income was defined as operating income determined in accordance with U.S. GAAP, plus (a) the total amount of expense recorded in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, (b) the total amount of amortization of intangibles recorded in accordance with U.S. GAAP and (c) the total amount of expense recorded in accordance with U.S. GAAP as a result of the pro forma operating income component of the Compensation Plan. The pro forma operating income component of the bonus target was to be earned on an annual basis and computed in accordance with a schedule approved by the Compensation Committee, which schedule was required to provide that the pro forma operating income component would be payable in full if and only if pro forma operating income for 2012 equaled or exceeded the amount of operating income reflected in our operating plan for 2012 plus $136,950 (the maximum amount of the pro forma operating income component of the Compensation Plan).

The portion of the aggregate bonus target payable to Messrs. Milton, Leahy and Segall was to be allocated among Messrs. Milton, Leahy and Segall in accordance with the following percentages:

•	James A. Milton, 43.37% (maximum of $180,000);

•	Robert C. Leahy, 31.33% (maximum of $130,000); and

•	Timothy R. Segall, 25.30% (maximum of $105,000).

Bonus amounts payable under the Compensation Plan are due within 30 days after the later of (a) the issuance of an audit report with respect to our consolidated financial statements for 2012 and (b) the approval by the Compensation Committee of the bonus amounts payable under the Compensation Plan.

Variable Performance-Based Bonus for CMO

The aggregate amount of the target bonus available for Mr. Friedman, Executive Vice President and General Manager, Mobile Services Business Unit, and Chief Marketing and Business Development Officer, or CMO, was $105,000, or the CMO Bonus Target.

The aggregate amount of the CMO Bonus Target payable to the CMO equaled the sum of the components for mobile services business unit revenue (50%), revenue component (20%), pro forma operating income component (20%), and strategic initiatives and goals (10%).

•

The mobile services business unit, or MSBU, revenue component was to be earned on an annual basis and computed in accordance with a schedule approved by the compensation committee, which schedule was required to provide that the MSBU revenue component be payable on a commission basis.

•

The revenue component was to be earned on an annual basis and be computed in accordance with a schedule approved by the compensation committee, which schedule was required to provide that the revenue component be payable in full if and only if revenue for 2012 equaled or exceeded the amount of revenue reflected in our operating plan for 2012.

•

Pro forma operating income is defined as operating income determined in accordance with U.S. GAAP, plus (a) the total amount of expense recorded in ASC 718, (b) the total amount of amortization of intangibles recorded in accordance with U.S. GAAP and (c) the total amount of expense recorded in accordance with U.S. GAAP as a result of the pro forma operating income component of the CMO Bonus Target. The pro forma operating income component of the CMO Bonus Target was to be earned on an annual basis and computed in accordance with a schedule approved by the compensation committee, which schedule was required to provide that the pro forma operating income component be payable in full if and only if pro forma operating income for 2012 equaled or exceeded the amount of operating income reflected in our operating plan for 2012 plus $21,000 (the amount of the pro forma operating income component of the CMO Bonus Target).

•

The compensation committee was responsible for identifying strategic initiatives and goals and for evaluating and determining the extent to which each of those initiatives and goals was satisfied as of December 31, 2012.

Amounts payable under the CMO Bonus Target are due within 30 days after the later of (a) the issuance by our independent registered public accounting firm of an audit report with respect to our consolidated financial statements for 2012 and (b) the determination and approval by the compensation committee of the CMO Bonus Target amount payable.

2012 Actual Bonus Compensation

The bonus amounts payable under the Compensation Plan were determined in November 2012 and paid in December 2012. No amounts were earned under the revenue and pro forma operating income components of the Compensation Plan. Each of the Plan Executives earned 31% of his target bonus under the strategic initiatives and goals established by the Compensation Committee. Because the strategic initiatives and goals component represented 30% of the aggregate target bonus payable, each of the Plan Executives received a bonus amount equal to 31% of his aggregate target bonus. See the “Non-Equity Incentive Plan Compensation” column in the table under “Executive Compensation Tables—Summary Compensation Table” for the actual amounts earned by the named executive officers in 2011 under the Compensation Plan.

2013 Management Cash Compensation Plan

The 2013 Compensation Plan, was adopted and approved for the following executive officers, or the Plan Executives:

•	James A. Milton, President and Chief Executive Officer;

•	Robert C. Leahy, Chief Operating Officer and Chief Financial Officer;

•	Mark D. Friedman, Executive Vice President and General Manager, Mobile Services Business Unit, and Chief Marketing and Business Development Officer; and

•	Timothy R. Segall, Chief Technology Officer.

The Compensation Plan has two components: base salary and a variable performance-based bonus. In 2012 the compensation committee engaged a third-party executive compensation consulting firm to review senior management compensation and to advise the compensation committee with respect to 2013 compensation for senior management, including each of the participants. Based in part on information and advice provided by the compensation consultants, the compensation committee established a base salary and a variable performance-based bonus for each participant after considering a number of factors, including: the status of the competitive marketplace for the participant’s position, including a comparison of base salaries and bonuses for comparable positions at peer companies, the responsibilities of the position, the level of experience of the participant, and the knowledge required of the participant.

Base Salaries

The 2013 annual base salaries of the Plan Executives as established under the Compensation Plan are as follows:

•	James A. Milton, $350,200;

•	Robert C. Leahy, $273,500;

•	Timothy R. Segall, $265,200; and

•	Mark D. Friedman, $265,200.

Variable Performance-Based Compensation for General Participants

The aggregate target bonus amount established under the Compensation Plan for the President and Chief Executive Officer, the Chief Operating Officer and Chief Financial Officer, and the Chief Technology Officer (i.e. Messrs. Milton, Leahy and Segall or, collectively, the General Participants), is $427,000, or the General Bonus Target.

The portion of the aggregate target bonus payable to the General Participants is based upon components for revenue (33%), pro forma EBITDA (33%) and strategic initiatives and goals (34%).

•

The revenue component will be earned on an annual basis and will be computed in accordance with a schedule approved by the compensation committee, which schedule must provide that the revenue component will be payable in full if and only if revenue for 2013 equals or exceeds the amount of revenue reflected in our operating plan for 2013.

•

Pro forma earnings before interest, taxes, depreciation and amortization, or EBITDA, is defined as operating income determined in accordance with U.S. GAAP, plus (a) the total amount of expense recorded in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC 718, (b) the total amount of amortization of intangibles recorded in accordance with U.S. GAAP, (c) the total amount of depreciation expense recorded in accordance with U.S. GAAP and (d) the total amount of expense recorded in accordance with U.S. GAAP as a result of the pro forma EBITDA component. The pro forma EBITDA component of the General Bonus Target will be earned on an annual basis and will be computed in accordance with a schedule approved by the compensation committee, which schedule must provide that the pro forma EBITDA component will be payable in full if and only if pro forma EBITDA for 2013 equals or exceeds the amount of pro forma EBITDA reflected in our operating plan for 2013 plus $162,510 (the amount of the pro forma EBITDA component for all Plan participants’ bonus target).

•

The compensation committee is responsible for identifying strategic initiatives and goals and for evaluating and determining the extent to which each of those initiatives and goals is satisfied as of December 31, 2013.

The portion of the aggregate general bonus target payable to the General Participants will be allocated among the General Participants in accordance with the following percentages:

•	James A. Milton, 43.33% (maximum of $185,000);

•	Robert C. Leahy, 31.38% (maximum of $134,000); and

•	Timothy R. Segall, 25.29% (maximum of $108,000).

Amounts payable under the General Bonus Target will be due within 30 days after the later of (a) the issuance of an audit report with respect to our consolidated financial statements for 2013 and (b) the approval by the compensation committee of the General Bonus Target amounts payable, provided that in no event will payment be due later than March 15, 2014.

Variable Performance-Based Bonus for CMO

The aggregate amount of the target bonus available for Mr. Friedman, Executive Vice President and General Manager, Mobile Services Business Unit, and Chief Marketing and Business Development Officer, or CMO, is $108,000, or the CMO Bonus Target.

The aggregate amount of the CMO Bonus Target payable to the CMO will equal the sum of the components for mobile services business unit revenue (50%), revenue component (20%), pro forma EBITDA component (20%), and strategic initiatives and goals (10%).

•

The mobile services business unit, or MSBU, revenue component will be earned on an annual basis and will be computed in accordance with a schedule approved by the compensation committee, which schedule must provide that the MSBU revenue component will be payable on a commission basis.

•

The revenue component will be earned on an annual basis and will be computed in accordance with a schedule approved by the compensation committee, which schedule must provide that the revenue component will be payable in full if and only if revenue for 2013 equals or exceeds the amount of revenue reflected in our operating plan for 2013.

•

Pro forma EBITDA is defined as operating income determined in accordance with U.S. GAAP, plus (a) the total amount of expense recorded in ASC 718, (b) the total amount of amortization of intangibles recorded in accordance with U.S. GAAP, (c) the total amount of depreciation expense recorded in accordance with U.S. GAAP and (d) the total amount of expense recorded in accordance with U.S. GAAP as a result of the pro forma EBITDA component of the CMO Bonus Target. The pro forma EBITDA component of the CMO Bonus Target will be earned on an annual basis and will be computed in accordance with a schedule approved by the compensation committee, which schedule must provide that the pro forma EBITDA component will be payable in full if and only if pro forma EBITDA for 2013 equals or exceeds the amount of pro forma EBITDA reflected in our operating plan for 2013 plus $162,510 (the amount of the pro forma EBITDA component for all Plan participants’ bonus target).

•

The compensation committee is responsible for identifying strategic initiatives and goals and for evaluating and determining the extent to which each of those initiatives and goals is satisfied as of December 31, 2013.

Amounts payable under the CMO Bonus Target will be due within 30 days after the later of (a) the issuance by our independent registered public accounting firm of an audit report with respect to our consolidated financial statements for 2013 and (b) the determination and approval by the compensation committee of the CMO Bonus Target amount payable, provided that in no event will payment be due later than March 15, 2014.

Executive Compensation Agreements

We entered into executive retention agreements and change in control agreements with Robert Leahy and Mark Friedman in 2008 and with James Milton in 2009.

Executive Retention Agreements

The executive retention agreement with each named executive officer generally provides that if we terminate the officer’s employment without cause (as defined below) or if the officer terminates employment for good reason (as defined below), the officer will be entitled to receive, within 30 days after the date of termination, a cash payment equal to the sum of:

•	accrued base salary, commission and vacation pay;

•

the product of (a) the officer’s annual bonus for the most recently completed fiscal year multiplied by (b) a fraction, the numerator of which will be the number of days elapsed in the then-current fiscal year through the termination date and the denominator of which will be 365; and

•

the product of (a) the officer’s highest base salary received in the 12-month period preceding the termination date plus the officer’s commission, if any, for the most recently completed fiscal year, multiplied by (b) in the case of Messrs. Milton or Leahy, 1.0, or, in the case of Mr. Friedman, 0.5 (unless the date of Mr. Friedman’s termination occurs within 6 months of a specified change in control event, in which case 1.0).

The executive retention agreements also provide that the named executive officers will be entitled to continue to receive, after the termination date, specified benefits for 12 months in the case of Messrs. Milton and Leahy and 6 months in the case of Mr. Friedman (unless the date of Mr. Friedman’s termination occurs within 6 months of a specified change in control event, in which case 12 months).

The executive retention agreements also contain provisions applicable in the event payments due under the executive retention agreements would result in tax penalties under Sections 280G and 4999 of the Internal Revenue Code. Those Code sections generally may impose certain tax penalties on our company or a named executive officer if the amount of severance payments to the officer following a Change in Ownership or Control (as defined in the Code) exceeds certain limits. Under the provisions of each executive retention agreement, the amount of the benefits that an officer will be entitled to receive under his or her executive retention agreement will be reduced by an amount necessary to avoid triggering any penalty taxes if, and only if, the reduction would result in greater net after-tax benefits to the officer.

For purposes of the executive retention agreements, the term “cause” means termination due to a named executive officer’s willful misconduct, gross negligence or criminal misconduct in connection with the performance of his duties. The term “good reason” generally means (a) a diminution in the officer’s position, authority or responsibilities, (b) a material reduction in the officer’s compensation or benefits, or (c) a relocation of the officer to a worksite more than 50 miles from his prior location.

For more information about the terms of the executive retention agreements, please see the form of executive retention agreement filed as Exhibit 10.2 to our current report on Form 8-K filed with the SEC on April 5, 2012.

Change in Control Agreements

Summary of Principal Terms

The change in control agreement of each named executive officer generally provides that:

•

25% of the officer’s unvested stock options and awards (including restricted stock units) will accelerate and vest upon a change in control (as defined below), except that all of the unvested stock options and awards will accelerate and vest if appropriate arrangements are not made for the continuation of those stock options and awards following the change in control; and

•

all of the officer’s then-unvested stock options and awards will accelerate and vest if, within six months after a change in control, (a) the officer’s employment is terminated without cause, (b) the officer’s position, authority or responsibilities are diminished, or (c) the officer’s worksite is relocated more than 50 miles from the officer’s prior location.

For purposes of the change in control agreements, the term “change in control” means (a) our sale of all or substantially all of our assets or (b) our merger or consolidation with another entity in a transaction in which shares of our stock outstanding immediately prior to the transaction represent (or are exchanged for) less than a majority of the stock of the surviving entity. The term “cause” has the same meaning as under the executive retention agreements, as described under “—Executive Retention Agreements.”

For more information about the terms of the change in control agreements, please see (a) the form of change in control agreement with Mr. Leahy and Mr. Friedman included as Exhibit 99.2 to our current report on Form 8-K filed with the SEC on November 28, 2008 and (b) the change in control agreement with Mr. Milton included as Exhibit 10.3 to our current report on Form 8-K filed with the SEC on April 21, 2009.

Change in Control Payments Table

The following table presents the estimated benefits provided to named executive officers pursuant to various circumstances that trigger payments or provision of benefits under the change-in-control agreements described above. Payments would not be cumulative. The value of a stock option or award acceleration upon a “change in control only” is based upon acceleration of 25% of the unvested shares subject to stock options and awards outstanding as of December 31, 2012. The value of such an acceleration upon a “termination following a change in control” is based upon acceleration of all of such unvested shares, 25% of which would vest upon a change of control and the balance of which would vest upon a qualifying termination event, all as described above. The dollar values represent the amount of the benefit each of our named executive officers would have received from the acceleration of the unvested portion of the officer’s outstanding stock options and awards under our equity compensation plans, as if such event had occurred as of December 31, 2012. For outstanding stock options and awards, the benefit amount of the accelerated portion of the stock option was calculated by multiplying the number of accelerated shares by the difference between (a) $2.89, which was the per share closing price of common stock on December 31, 2012 as reported by The NASDAQ Global Market, and (b) in the case of a stock option, the exercise price of the stock option or, in the case of a stock award, $0.

Name	Triggering Event	Stock Option Acceleration($)	Severance Payment($)
James A. Milton	Change in control only	$75,089	—
	Termination following a change in control	225,268	340,000	(1)
Mark D. Friedman	Change in control only	52,717	—
	Termination following a change in control	158,152	128,750	(2)
Robert C. Leahy	Change in control only	63,535	—
	Termination following a change in control	190,605	265,500	(1)

(1)	Under his executive retention agreement, each of Messrs. Milton and Leahy will receive an additional twelve months of annual base salary and specified benefits in the event of a specified change in control event.
(2)	Under his executive retention agreement, Mr. Friedman will receive, in the event of a specified change in control event, (a) ($128,750, for purposes of the foregoing table) six months of annual base salary and specified benefits and (b) (an additional $128,750, or total of $257,500, for purposes of the foregoing table) if his employment is terminated within six months of such change in control event, an additional six months of annual base salary and specified benefits.

CURRENT DIRECTORS OF THE COMPANY

Board of Directors

The following table contains biographical information, as of June 1, 2013, together with information about the specific and particular experience, qualifications, attributes or skills, of each of our directors.

William A. Geary

Mr. Geary has served as one of our directors since October 2012. Mr. Geary has been a General Partner of North Bridge Venture Partners, a venture capital firm that he joined in 1994. He is 54 years old.

Mr. Geary has more than two decades of experience with venture capital firms, providing the board with extensive knowledge in building companies into mature, profitable enterprises. His contributions to the board also include insights gained from having served on the board of directors to numerous public and private technology companies. Prior to becoming a venture capitalist, Mr. Geary, among other things, served as Chief Financial Officer of MathSoft, an applications software start-up company that subsequently went public and was later acquired, providing him with significant operational and financial knowledge.

Vernon Lobo

Mr. Lobo has served as one of our directors since 2000. He is a member of the audit committee and chairs the compensation committee. Since 1997, Mr. Lobo has served as a Managing Director of Mosaic Venture Partners, a venture capital firm. Mr. Lobo is a director of: AirIQ Inc., a Canadian Venture Exchange–listed provider of wireless GPS tracking solutions; Cyberplex Inc., a Toronto-listed Internet strategy, marketing and website development company; and Tecsys Inc., a Toronto Stock Exchange-listed supply chain management software company. He is 48 years old.

Mr. Lobo provides the board with substantial, critical knowledge in building companies into mature, profitable enterprises. Mr. Lobo’s experience prior to becoming a venture capitalist—including serving as a company founder, management consultant and software developer—has provided him with significant capabilities in operational, financial and strategic planning matters. His understanding of board functions and roles is informed by more than 17 years of experience as a director and chair of a public company and as a member of audit and compensation committees of both public and private companies.

James A. Milton

Mr. Milton has served as our President and Chief Executive Officer and one of our directors since May 2009. For biographical information about Mr. Milton, please see “Executive Officers.”

Mr. Milton brings to the board a strong blend of highly successful management experience and keen understanding of interactive customer communication technologies and markets. Mr. Milton’s 25 years of high technology sales, marketing and general management experience as a chief executive and chief operating officer provide the board with critical insights into the operation requirements of a public company. His deep domain expertise in interactive voice response and internet protocol messaging solutions complements the other technology backgrounds of our directors. As our chief executive officer, Mr. Milton has extensive knowledge of our business, and his participation on the board enables him to communicate his corporate vision and operational knowledge to the other directors while gaining from their input and insights.

Justin J. Perreault	Mr. Perreault has served as one of our directors since June 2005. He is a member of the audit committee and the compensation committee. Since 1999, Mr. Perreault has been a General Partner of Commonwealth Capital Ventures, a venture capital firm. Mr. Perreault is 50 years old.

Mr. Perreault provides the board with substantial, critical knowledge in building early- and mid-stage companies into mature, profitable enterprises. His contributions to the board reflect more than a decade of venture capital experience working as an investor and director of information technology companies, particularly companies with enterprise application, infrastructure software, and on-demand business models. Mr. Perreault’s experience prior to becoming a venture capitalist—including serving as chief executive and chief operating officer of a publicly traded software company and as a management and investment consultant—has provided him with significant capabilities in operational, financial and strategic planning matters.

Jill D. Smith

Ms. Smith has served as one of our directors since August 2012. She chairs the nominating and corporate governance committee. Ms. Smith served as Chairman of the Board of Directors and the President and Chief Executive Officer of DigitalGlobe, Inc., an NYSE-listed provider of satellite information products and services to commercial and government customers globally, from 2005 to April 2011. Prior to joining DigitalGlobe, Ms. Smith served as, among other positions, President and Chief Executive Officer of eDial Inc., a provider of conferencing and collaboration solutions, from 2001 to 2005 and Chief Operating Officer of Micron Electronics, Inc., a NASDAQ-listed direct PC manufacturer and marketer, from 1998 to 2000. Ms. Smith is a director of ENDO Health Solutions Inc., a NASDAQ-listed diversified healthcare company. She is 54 years old.

Ms. Smith was identified to serve as one of our directors due to her prior executive operating and strategic experience as a senior executive at several information and technology companies, including DigitalGlobe. Ms. Smith has been an international business leader for more than 25 years, including 16 years as the chief executive officer of public and private companies in the technology and information services markets. She offers experience in strategic and financial discipline combined with recognized executive leadership. Her distinctive expertise in global expansion and business transformation assists the board in developing strategies and deploying resources to exploit market opportunities.

Eileen Rudden

Ms. Rudden has served as one of our directors since May 2008. She has served as the board chair since May 2009 and is a member of the compensation committee and nominating and corporate governance committee. She is the founder of Sankaty Growth Partners and is a private investor. She is the co-founder of Learn Launch and LearnLaunchX, an ed tech accelerator. From January 2010 to September 2011, she served as Chief Officer, College and Career Preparation of the Chicago Public Schools. From 2003 to 2007, Ms. Rudden served as Vice President and General Manager, Communications Applications and Vice President and General Manager, Unified Communications at Avaya Inc., a provider of business communications solutions. Ms. Rudden is 62 years old.

Ms. Rudden provides the board with more than 25 years of technology-related executive experience, including executive experience at leading companies in the business communications software and e-mail and collaboration software industries. She has served as a director of public boards for more than ten years, and has experience as an operating executive both in the communications solutions industry and with a mid-market public software company. The breadth of her experience in board, executive and administrative leadership positions, together with her understanding of the communication and other technology industries, provides her with a wealth of procedural and substantive experience on which she draws in serving as our board chair. Similarly, Ms. Rudden’s combination of managerial and board experience makes her particularly qualified to address executive compensation and corporate governance issues as a member of the compensation committee and the nominating and corporate governance committee.

Rodger Weismann

Mr. Weismann has served as one of our directors since 2012. He chairs the audit committee. Since August 2010, Mr. Weismann has provided consulting and advisory services to technology companies. Mr. Weismann was a Senior Vice President and the Chief Financial Officer of Phase Forward Incorporated, a NASDAQ-listed provider of data management solutions for clinical trials and drug safety, from 2004 until April 2009, and he served as an advisor to the chief executive officer of Phase Forward from April 2009 until Phase Forward’s acquisition by Oracle in August 2010. He is 71 years old.

Mr. Weismann was identified to serve as one of our directors due to his prior operating, financial and accounting experience as a senior executive at several publicly traded companies, including Phase Forward, and as a certified public accountant. He has extensive experience as a senior financial officer in several software and services companies, both public and private, and many in growth environments. Mr. Weismann also provides the board with significant capabilities in risk management, accounting issues, merger and acquisition transactions, strategic planning, and international issues.

None of the directors is related by blood, marriage or adoption to any of our other directors or executive officers. None of the directors is party to an arrangement or understanding with any person pursuant to which the nominee is to be selected or nominated for election as a director.

Board Composition

The board of directors currently consists of seven members. In accordance with the terms of our charter and by-laws, the board is divided into three classes, whose members serve for staggered three-year terms.

•	The Class I directors consist of Justin Perreault and Eileen Rudden. Their terms will expire at our annual meeting of the stockholders to be held in 2014.

•	The Class II directors consist of Vernon Lobo, James Milton and Rodger Weismann. Their terms will expire at our annual meeting of the stockholders to be held in 2015.

•	The Class III directors consist of William Geary and Jill Smith. Their terms will expire at our annual meeting of the stockholders to be held in 2016.

Directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our charter and by-laws provide that directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors.

Our charter provides that the authorized number of directors may be changed only by resolution of the board, subject to the rights of any holders of any series of preferred stock. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of the board may have the effect of delaying or preventing changes in our control or management.

Director Attendance at Board Meetings

The board of directors met 5 times during 2012, either in person or by teleconference. Each incumbent director attended at least 75% of the meetings of the board held in 2012 during the period in which such person was a director.

Board Committees

The board of directors has established three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by the board. Current copies of each committee’s charter are posted on the “Investor Relations—Corporate Governance” section of our website, www.soundbite.com. Our website and its contents are not incorporated into this proxy statement. All of the members of each of these standing committees are independent as defined under the rules of The NASDAQ Stock Market and, in the case of the audit committee, satisfy the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

Audit Committee

The members of the audit committee are Vernon Lobo, Justin Perreault and Rodger Weismann. Mr. Weismann chairs the audit committee. The audit committee, on behalf of the board of directors, has determined that Mr. Weismann is an “audit committee financial expert” as defined in applicable SEC Rules. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of the registered public accounting firm, including through the receipt and consideration of certain reports from such firm;

•	reviewing and discussing our annual and quarterly financial statements and related disclosures with management and the registered public accounting firm;

•	monitoring our internal control over financial reporting, disclosure controls and procedures, and code of business conduct and ethics, and overseeing risk management;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, registered public accounting firm and management; and

•	reviewing and approving or ratifying any related-person transactions.

The audit committee met 5 times during 2012, either in person or by teleconference. During 2012, each member of the audit committee attended at least 75% of the meetings of the committee held during the period in which such director was a member of the audit committee.

Compensation Committee

The members of the compensation committee are Vernon Lobo, Justin Perreault and Eileen Rudden. Mr. Lobo chairs the compensation committee. The purpose of the compensation committee is to discharge the responsibilities of the board of directors relating to compensation of the executive officers. Specific responsibilities of the compensation committee include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	reviewing and approving, or making recommendations to the board with respect to, the compensation of the chief executive officer and other executive officers;

•	overseeing an evaluation of executive officers;

•	overseeing and administering cash and equity incentive plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

The compensation committee met 4 times during 2012, either in person or by teleconference. During 2012, each member of the compensation committee attended at least 75% of the meetings of the committee held during the period in which such director was a member of the compensation committee.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are William Geary, Eileen Rudden and Jill Smith. Ms. Smith chairs this committee. The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board corporate governance principles; and

•	overseeing an annual evaluation of the board.

The nominating and corporate governance committee met 5 times during 2012, either in person or by teleconference. During 2012, each member of the nominating and corporate governance committee attended at least 75% of the meetings of the committee held during the period in which such director was a member of the nominating and corporate governance committee.

Audit Committee Report

This report of the audit committee is required by the SEC and, in accordance with the rules of the SEC, shall not be deemed to be (a) part of, or incorporated by reference by any general statement incorporating by reference this proxy statement into, any filing under the Securities Act or the Securities Exchange Act, except to the extent that SoundBite specifically incorporates this report by reference, or (b) “soliciting material” or “filed” under the Securities Act or the Securities Exchange Act.

The audit committee has met and held discussions with management and representatives of Deloitte & Touche LLP, SoundBite’s independent registered public accounting firm. Management has represented to the audit committee that SoundBite’s financial statements for the year ended, and as of, December 31, 2012 were prepared in accordance with U.S. generally accepted accounting principles, and the audit committee has reviewed and discussed the financial statements with management and representatives of Deloitte & Touche. The audit committee also has discussed with representatives of Deloitte & Touche the matters required to be discussed with the Audit Committee by Public Company Accounting Oversight Board (United States) Audit Standard AU Section 380 Communication with Audit Committees and Rule 2-07 of SEC Regulation S-X.

The audit committee has received from Deloitte & Touche the written disclosures and the letter required by Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, of the Public Company Accounting Oversight Board (United States), and the audit committee has discussed with Deloitte & Touche that firm’s independence.

Based upon the audit committee’s discussions with management and representatives of Deloitte & Touche and its review of representations of management and the report of Deloitte & Touche to the audit committee, the audit committee recommended to the board of directors that the audited financial statements be included in SoundBite’s annual report on Form 10-K for the fiscal year ended December 31, 2012.

By the Audit Committee of the

Board of Directors of

SoundBite Communications, Inc.

Rodger Weismann (Chair)

Vernon F. Lobo

Justin J. Perreault

DIRECTOR COMPENSATION

Compensatory Arrangements with Outside Directors

Pursuant to our Compensatory Arrangements with Outside Directors, each outside director (as defined) is entitled to the following:

•	an annual retainer fee of $25,000 for service on the board;

•	additional annual retainer fees for board committee service as follows:

Board chair	$15,000
Chair of audit committee	10,000
Other members of audit committee	3,000
Chair of compensation committee	7,500
Other members of compensation committee	3,000
Chair of nominating and corporate governance committee	5,000
Other members of nominating and corporate governance committee	3,000

•	a meeting fee of $1,000 for each meeting of the board, the audit committee, the compensation committee or the nominating and corporate governance committee attended in person or by telephone; and

•

the grant, as of each annual stockholder meeting, of a stock option exercisable to purchase 14,500 shares of common stock at a price equal to the fair market value of the common stock on the grant date.

In addition, upon the initial election of an outside director to the board, the new outside director is entitled to receive a stock option exercisable to purchase 29,000 shares of common stock at a price equal to the fair market value of the common stock on the grant date.

On December 13, 2011, the nominating and corporate governance committee approved an amendment to the Compensatory Arrangements with Outside Directors that, effective as of January 1, 2012, revised the definition of “outside director” to mean any non-employee director. Currently, each of William Geary, Vernon Lobo, Justin Perreault, Eileen Rudden, Jill Smith and Rodger Weismann is entitled to receive director compensation and only James Milton is not entitled to receive compensation for his services as a director.

2012 Director Compensation

The following table provides information regarding director compensation for 2012. No other director received any compensation for serving on the board of directors or board committees in 2012.

Name	Fees Earned or Paid in Cash($)	Option Awards($)(1)	Total($)
Eric R. Giler	$21,434	$20,293	$41,727
Vernon F. Lobo	49,082	20,293	69,375
Eileen M. Rudden	57,298	20,293	77,591
Jill D. Smith	18,984	17,841	36,825
Justin J. Perreault	45,000	12,644	57,644
James A. Goldstein	28,355	12,644	40,999
Rodger Weismann	28,828	25,678	54,506
Regina O. Sommer	18,301	7,648	25,949
William A. Geary	7,645	3,972	11,617

(1)

The amounts shown represent compensation expense recognized for financial statement purposes under ACS Topic 718. Pursuant to SEC rules, the amounts shown exude the impact of estimated forfeitures related to service-based vesting conditions. Each stock option was granted with an exercise price equal to the fair market value of the common stock on the grant date. For a discussion of the assumptions relating to our valuations of the stock options, see notes 2 and 8 to the financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 4, 2013. These amounts reflect our accounting expense for these stock options and do not correspond to the actual value that may be recognized by the directors. As of December 31, 2012:

•	Mr. Giler held options to purchase 91,520 shares at a weighted average exercise price of $1.84 per share, of which all shares had vested.

•	Mr. Lobo held options to purchase 58,000 shares at an exercise price of $2.59 per share, of which 43,500 shares had vested.

•	Ms. Rudden held options to purchase 81,500 shares at an exercise price of $2.68 per share, of which 67,000 shares had vested;

•	Ms. Smith held options to purchase 29,000 shares at an exercise price of $2.43 per share, of which 12,083 have vested;

•	Mr. Perreault held options to purchase 14,500 shares at an exercise price of $2.40 per share, of which no shares have vested;

•	Mr. Goldstein held no options to purchase shares;

•	Mr. Weismann held options to purchase 29,000 shares at an exercise price of $2.40 per share, of which 16,916 shares have vested;

•	Ms. Sommer held no options to purchase shares; and

•	Mr. Geary held options to purchase 14,500 shares at an exercise price of $2.32 per share, of which 2,416 have vested.

CORPORATE GOVERNANCE

We believe that good corporate governance is important to ensure that we are managed for the long-term benefit of stockholders. The board of directors implemented a number of corporate governance policies and practices in connection with our initial public offering in 2007. It reviews those policies and practices periodically in order to compare our policies and practices to those suggested by various authorities in corporate governance and those adopted by other public companies. Those reviews also are intended to confirm that the policies and practices comply with new and emerging interpretations and practices relating to the Sarbanes-Oxley Act of 2002, corporate governance-related rules of the SEC, and the listing standards of The NASDAQ Global Market.

This section describes key corporate governance guidelines and practices that we have adopted. You can access our current committee charters, corporate governance guidelines, and code of business conduct and ethics in the “Investor Relations—Corporate Governance” section of our website located at www.soundbite.com or by writing to our Investor Relations Department at our principal executive offices at 22 Crosby Drive, Bedford, Massachusetts 01730, telephone: (781) 897-2500. Our website and its contents are not incorporated into this proxy statement.

Corporate Governance Guidelines

The board of directors has adopted corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and stockholders. These guidelines establish a framework for the conduct of the board’s business and in particular provide that:

•	the board’s principal responsibility is to oversee the management of our company;

•	a majority of the members of the board shall be independent directors;

•	the independent directors shall meet regularly in executive session;

•	directors shall have full and free access to management and, as necessary and appropriate, independent advisors;

•	new directors shall participate in an orientation program, and all directors shall participate in continuing director education on an ongoing basis; and

•	at least annually, the board and its committees shall conduct self-evaluations to determine whether they are functioning effectively.

It is our policy to encourage directors and nominees for director to attend annual meetings of stockholders. All of the directors then serving attended the 2012 Annual Meeting of Stockholders.

Board Leadership Structure

The board of directors does not have a policy on whether or not the roles of chief executive officer and board chair should be separate and, if they are to be separate, whether the board chair should be selected from the non-employee directors or be an employee. The board believes that it is preferable to evaluate the appropriateness of separating these roles from time to time in light of the best interests of our company and our stockholders.

In the event that the board chair is not an independent director, the Nominating and Corporate Governance Committee may designate an independent director to serve as “Lead Director,” who shall be approved by a majority of the independent directors. Unless the board determines otherwise, an individual will serve as Lead Director for no more than three consecutive years.

The board has determined that having an independent director serve as board chair is in the best interest of stockholders at this time. This structure was implemented contemporaneously with our hiring of a new chief executive officer in May 2009. Under the board’s corporate governance guidelines, the board chair is responsible for approving the agenda for each board meeting and for determining, in consultation with the other directors, the frequency and length of board meetings. We believe that the separation of the roles of the chief executive officer and board chair has facilitated a greater role and more active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the board.

In connection with the board’s decision to elect a separate board chair in May 2009, the board reviewed and implemented a board chair position description, delineating a number of guidelines and practices for performance of the board chair duties, including specific duties relating to governance and leadership, board management, management liaison activities, stockholder communications, and director orientation and education.

Board Determination of Independence

Under Rule 4350 of The NASDAQ Marketplace Rules, a majority of a listed company’s board of directors must be comprised of independent directors within one year of listing. In addition, The NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act. Under Rule 4200(a)(15) of The NASDAQ Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board, or any other board committee: (a) accept directly or indirectly any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (b) be an affiliated person of the listed company or any of its subsidiaries.

Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, the board has determined that none of Vernon Lobo, Justin Perreault, Eileen Rudden, Jill Smith and Rodger Weismann, representing five of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 4200(a)(15) of The NASDAQ Marketplace Rules. The board also determined that Mr. Lobo, Mr. Perreault and Mr. Weismann, who comprise the audit committee, Mr. Lobo, Mr. Perreault and Ms. Rudden, who comprise the compensation committee, and Mr. Geary, Ms. Rudden and Ms. Smith, who comprise the nominating and corporate governance committee, satisfy the applicable independence standards for such committees established by the SEC and The NASDAQ Marketplace Rules. In making such determinations, the board considered the relationships that each such non-employee director has with our company and all other facts and circumstances the board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Director Nomination Process

The process followed by the nominating and corporate governance committee to identify and evaluate director candidates includes requests to directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the nominating and corporate governance committee and the board of directors.

In considering whether to recommend any particular candidate for inclusion in the board’s slate of recommended director nominees, the nominating and corporate governance committee applies the criteria set forth in our corporate governance guidelines. These criteria include the candidate’s integrity, business acumen, knowledge of our business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The board’s corporate governance guidelines specify that the value of diversity on the board should be considered by the nominating and corporate governance committee in the director identification and nomination process. The nominating and corporate governance committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. The nominating and corporate governance committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. The board believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow it to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Stockholders may recommend individuals to the nominating and corporate governance committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than five percent of the common stock for at least a year as of the date such recommendation is made, to the nominating and corporate governance committee in care of SoundBite Communications, Inc., 22 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary. Assuming that appropriate biographical and background material has been provided on a timely basis, the nominating and corporate governance committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under our bylaws to directly nominate director candidates, without any action or recommendation on the part of the nominating and corporate governance committee or the board.

Communicating with Independent Directors

The board of directors will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The director serving as chair of the nominating and corporate governance committee, with the assistance of our chief financial officer, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as such director considers appropriate.

Under procedures approved by a majority of our independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the chief financial officer considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the board should address such communications to the board in care of SoundBite Communications, Inc., 22 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee are Vernon Lobo, Justin Perreault and Eileen Rudden. None of Mr. Lobo, Mr. Perreault or Ms. Rudden has ever been an officer or employee of our company or any subsidiary of ours or had any relationship with us during 2012 requiring disclosure under Item 404 of Regulation S-K of the SEC.

None of the executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. You can access our code of business conduct and ethics in the “Corporate Governance” section of our website located at www.soundbite.com. We post on our website all disclosures required by law or The NASDAQ Global Market listing standards concerning any amendments to, or waivers from, any provision of the code. Our website and its contents are not incorporated into this proxy statement.

RELATED-PARTY TRANSACTIONS

The following discussion relates to certain transactions that involve both our company and one of our executive officers, directors, director nominees or five-percent stockholders, each of whom we refer to as a “related party.” For purposes of this discussion, a “related-party transaction” is a transaction, arrangement or relationship in which we participate, that involves an amount in excess of $120,000; and in which a related party has a direct or indirect material interest.

From January 1, 2012 through March 31, 2013, there were no related-party transactions, except for the compensation arrangements described under “Executive Compensation” and “Director Compensation.”

The board of directors has adopted written policies and procedures for the review of any related-party transaction. If a related party proposes to enter into a related-party transaction, the related party must report the proposed related-party transaction to the chief financial officer. The policy calls for the proposed related-party transaction to be reviewed and, if deemed appropriate, approved by the audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the related-party transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related-party transaction. The policy also permits the chair of the audit committee to review and, if deemed appropriate, approve proposed related-party transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related-party transactions that are ongoing in nature will be reviewed annually.

A related-party transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related party’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related party’s interest in the related-party transaction;

•	the dollar value of the amount involved in the related-party transaction;

•	the dollar value of the amount of the related party’s interest in the transaction;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information that would be material to investors in light of the circumstances of the transaction.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The audit committee may impose any conditions on the related-party transaction that it deems appropriate.

In addition, the board has determined that the following transactions do not create a material direct or indirect interest on behalf of related parties and, therefore, are not related-party transactions for purposes of the policy:

•

interests arising solely from the related party’s position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (a) the related party and all other related parties own in the aggregate less than a 10% equity interest in such entity, (b) the related party and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction is less than the greater of $200,000 and 5% of the annual gross revenues of the company receiving payment in the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee.

STOCK OWNERSHIP

Directors, Officers and Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of common stock as of June 1, 2013 for:

•	each beneficial owner of more than five percent of the outstanding common stock;

•	each of the directors, director nominees and named executive officers; and

•	all of the directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after June 1, 2013. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations are based on 16,552,544 shares outstanding as of June 1, 2013. Addresses of individuals are in care of SoundBite Communications, Inc., 22 Crosby Drive, Bedford, Massachusetts 01730.

Name and Address of Beneficial Owner	Outstanding Shares Beneficially Owned	Right to Acquire Within 60 Days of June 1, 2013	Total Shares Beneficially Owned	Percentage
5% Stockholders:
North Bridge Venture Partners	4,736,509	—	4,736,509	28.6%
950 Winter Street, Suite 4600 Waltham, MA 02451
Commonwealth Capital Ventures	1,688,916	—	1,688,916	10.2
950 Winter Street, Suite 4100 Waltham, MA 02451
Needham Asset Management, LLC	1,350,000	—	1,350,000	8.2
445 Park Avenue New York, NY 10022
Emancipation Capital, LP	866,824	—	866,824	5.2
825 Third Avenue, 33rd Floor New York, NY 10022

Directors and Executive Officers:
William J. Geary	4,736,509	10,875	4,747,384	28.7
Justin J. Perreault	1,688,916	14,500	1,703,416	10.3
James A. Milton	166,040	768,946	934,986	5.4
Timothy R. Segall	203,866	225,352	429,218	2.6
Robert C. Leahy	13,985	355,718	369,703	2.2
Mark D. Friedman	12,774	270,684	283,458	1.7
Jill D. Smith	—	29,000	29,000	*
Eileen M. Rudden	12,830	81,500	94,330	*
Vernon F. Lobo	39,303	58,000	97,303	*
Rodger Weismann	—	29,000	29,000	*
All executive officers and directors as a group (10 persons)	6,874,223	1,843,575	8,717,798	47.4%

*	Less than one percent.

Shares reflected as beneficially owned by North Bridge Venture Partners and by Mr. Geary consist of 3,210,820 shares of common stock held North Bridge Venture Partners IV-A, L.P., and 1,525,689 shares held by North Bridge Venture Partners IV-B, L.P. North Bridge Venture Management IV, L.P. as the General Partner of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. has voting and investment control of the 4,736,509 shares held in the aggregate by North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. NBVM GP, LLC, the General Partner of North Bridge Venture Management IV, L.P., and its individual managers, Edward T. Anderson and Richard A. D’Amore, share voting and dispositive power with respect to such 4,736,509 shares. Mr. Geary, as a General Partner of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P., may be deemed to share voting and dispositive power with respect to such 4,736,509 shares, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Shares reflected as beneficially owned by Commonwealth Capital Ventures and by Mr. Perreault consist of 1,615,111 shares of common stock held by Commonwealth Capital Ventures III, L.P. and 73,805 shares of common stock held by CCV III Associates L.P. Mr. Perreault is a General Partner of Commonwealth Venture Partners III, L.P. Commonwealth Venture Partners III L.P. is the sole General Partner of Commonwealth Capital Ventures III L.P. and CCV III Associates, L.P. Mr. Perreault, Michael Fitzgerald, Jeffrey M. Hurst and R. Stephen McCormack, Jr. are the individual General Partners of Commonwealth Venture Partners III L.P. Mr. Perreault disclaims beneficial ownership of all of the shares held by Commonwealth Capital Ventures except to the extent of his pecuniary interest therein.

As reported in a Schedule 13G filed with the SEC on February 14, 2013, each of Needham Asset Management, LLC, Needham Investment Management L.L.C., and George A. Needham may be deemed to share voting and dispositive power over the 1,350,000 shares reflected in the table as beneficially owned by Needham Asset Management, LLC. Needham Asset Management LLC acts as the managing member of Needham Investment Management L.L.C., which serves as investment advisor to various series of the Needham Funds, Inc. and the general partners to certain investment funds that hold the shares of common stock held by Needham Investment Management L.L.C. Mr. Needham is a control person of Needham Asset Management, LLC, and may be deemed to beneficially own all of the shares held by Needham Asset Management, LLC.

As reported in a Schedule 13G/A filed with the SEC on January 18, 2013, each of Emancipation Capital, LP, Emancipation Capital, LLC, Emancipation Capital Master, Ltd., and Charles Frumberg may be deemed to share voting and dispositive power over the 866,824 shares reflected in the table as beneficially owned by Emancipation Capital, LP. Emancipation Capital, LLC acts as the general partner of Emancipation Capital, LP and has voting and dispositive power over the shares held by Emancipation Capital, LP; Mr. Frumberg is the managing member of Emancipation Capital LLC. Emancipation Management LLC acts as the investment manager of Emancipation Master Ltd., and Mr. Frumberg is the managing member of Emancipation Management LLC.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires directors and executive officers, as well as stockholders beneficially owning more than ten percent of the outstanding common stock, to file with the SEC initial reports of ownership and reports of changes in ownership with respect to common stock. All of these reporting persons are required by SEC regulations to furnish us with copies of all reports they file with the SEC pursuant to Section 16(a).

Based solely on our review of the copies of such forms received by us and written representations of our directors and executive officers received by us, we believe each reporting person filed on a timely basis all of the reports required to be filed pursuant to Section 16(a) in 2012, except that Rodger Weismann inadvertently failed to timely file a report with respect to a stock option grant received in May 2012.

ANNEX B

PRIVILEGED AND CONFIDENTIAL

May 18, 2013

The Board of Directors of SoundBite Communications, Inc.

c/o SoundBite Communications, Inc.

22 Crosby Drive

Bedford, Massachusetts 01730

Members of the Board:

We understand that SoundBite Communications, Inc., a Delaware corporation (the “Company”), Genesys Telecommunications Laboratories. Inc., a California corporation (“Parent”), and Sonar Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Purchaser would commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), at a price per share of $5.00 (the “Consideration”), and (ii) following the consummation of the Tender Offer, Purchaser would merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger” and together with the Tender Offer, the “Transaction”). Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than shares of Common Stock owned by the Company, Parent, Purchaser and their respective affiliates, immediately prior to the effective time of the Merger, all of which will be cancelled, or as to which dissenters’ rights have been properly exercised), would be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, as of the date hereof to such holders (other than Parent, Purchaser, North Bridge Venture Partners and Commonwealth Capital Ventures (along with North Bridge Venture Partners, the “Supporting Shareholders”) as well as their respective affiliates).

In arriving at our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ reports;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii)	reviewed certain non-public projected financial data for the 2013 period relating to the Company (the “Management Projections”) that were prepared and furnished to us by management of the Company, as well as certain non-public projected financial data for the 2014 to 2017 periods relating to the Company (including, but not limited to, certain forecasts and assumptions with respect to revenue, earnings before interest, taxes, depreciation and amortization and free cash flow) that were reviewed and approved by management of the Company for use in connection with our opinion and analyses and which management of the Company informed us are reasonable (the “Financial Forecast”);

(iv)	discussed the past and current operations, financial projections, including, without limitation, the Financial Forecast, and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

US Arma Partners LP

Four Palo Alto Square, Suite 100, 3000 El Camino Real, Palo Alto, CA 94306

Tel: +1 (650) 328 8207 Fax: +1 (650) 213 8930

(v)	reviewed the reported prices and the historical trading activity of the Common Stock;

(vi)	compared certain financial information of the Company with similar publicly-available information and stock market trading multiples for certain publicly traded companies that we deemed relevant;

(vii)	compared the financial performance of the Company and the implied valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;

(viii)	reviewed a draft of the Merger Agreement dated as of May 18, 2013, which we have assumed is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis; and

(ix)	performed such other analyses and examinations and considered such other information and factors that we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information and data that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by or discussed with us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of, nor did we conduct a physical inspection of any of the properties, facilities or assets of, the Company, nor have we been furnished with any such evaluations or appraisals or with any written reports regarding such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals or written reports. We have not evaluated the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at your direction, that the Transaction will be consummated in accordance with its terms, that the representations and warranties of all of the parties contained in the Merger Agreement are true and correct in all material respects, that each of the parties will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or amendment thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company, Parent, Purchaser or the contemplated benefits of the Transaction.

With respect to the Management Projections provided to and examined by us and the Financial Forecast, we note that projecting future results of any company is inherently subject to uncertainty. For purposes of rendering our opinion, members of the management of the Company have provided us the Management Projections, as well as reviewed and approved for use in connection with our opinion and analyses the Financial Forecast. With respect to the Management Projections, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future competitive, operating and regulatory environments and related financial performance of the Company under the alternative business assumptions reflected therein. With respect to the Financial Forecast, management of the Company has informed us that this projected financial data collectively reflects a reasonable representation of the future financial performance of the Company that incorporates the effects of potential risks and opportunities relating to the Company’s business. We express no opinion or view as to any projected financial data relating to the Company or the assumptions on which they are made or based.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, monetary, market and other conditions and circumstances as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

B-2

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. Further, for the purposes of this opinion, with your approval, we have not analyzed any tax-related costs or benefits arising out of the Transaction.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of Common Stock (other than Parent, Purchaser, the Supporting Shareholders and their respective affiliates), from a financial point of view, of the Consideration as of the date hereof. It is understood that our opinion is for the use and benefit of the Board of Directors of the Company (in its capacity as such) in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares in connection with the Transaction or how any member of the Board of Directors of the Company (or any committee thereof), any holder of shares of Common Stock or any other person should vote or act in respect of the Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. The issuance of our opinion has been approved by our Fairness Opinion Review Committee.

We have acted as financial advisor to the Company in connection with the Transaction, and will receive a fee for our services upon the rendering of this opinion (which fee is not contingent on the successful completion of the Transaction). We also will be entitled to receive a success fee if the Transaction is consummated and may also receive an additional incentive fee payable at the Company’s discretion based on its assessment of our performance. The Company has also agreed to a monthly payment in order to reimburse our out-of-pocket non-itemized expenses and to indemnify us against certain liabilities arising out of our engagement. Prior to this engagement and during the two year period prior to the date hereof, no material relationship existed between us and our affiliates and either the Company, Parent or their respective affiliates pursuant to which compensation was received by us or our affiliates as a result of such a relationship. We may seek to, in the future, provide financial advisory and financing services to the Company, Parent, Purchaser or entities that are affiliated with the Company, Parent or Purchaser, for which we would expect to receive compensation.

Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent. The Board of Directors of the Company will not, and will not permit any third party to, use this opinion for any other purpose or disclose or otherwise refer to this opinion in any manner without our prior written consent, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission in connection with the Transaction; provided, however, that all references to us or this opinion in any such document and the description or inclusion of this opinion and our advice therein shall be in form and substance reasonably acceptable to us.

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Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Purchaser, the Supporting Shareholders and their respective affiliates).

Very truly yours,

/s/ US Arma Partners LP

US ARMA PARTNERS LP

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